UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)
Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

EVERYDAY HEALTH, INC.
(Name of Subject Company)
EVERYDAY HEALTH, INC.
(Name of Person Filing Statement)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
300415106
(CUSIP Number of Class of Securities)

Alan Shapiro
Executive Vice President
& General Counsel
Everyday Health, Inc.
345 Hudson Street, 16th Floor
New York, NY 10014
(646) 728-9500
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of the Person Filing Statement)

With copies to:
Babak Yaghmaie
Darren DeStefano
Ron Hopkinson
Cooley LLP
1114 Avenue of the Americas
New York, NY 10036-7798
(212) 479-6000
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.   Subject Company Information.
(a) Name and Address.   The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is Everyday Health, Inc., a Delaware corporation (“Everyday Health” or the “Company”). The address of the principal executive offices of Everyday Health is 345 Hudson Street, 16th Floor, New York, New York 10014 and its telephone number is (646) 728-9500. In this Schedule 14D-9, “we,” “us,” “our,” “Company” and “Everyday Health” refer to Everyday Health, Inc. and its wholly-owned subsidiaries.
(b) Securities.   The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock of Everyday Health, par value $0.01 per share (the “Common Stock”). As of October 20, 2016, there were (i) 33,540,415 shares of Common Stock issued and outstanding , (ii) 5,361,339 shares of Common Stock subject to issuance pursuant to options (“Stock Options”) granted and outstanding; (iii) 1,693,288 shares of Common Stock subject to issuance pursuant to restricted stock units (“RSUs”) granted and outstanding; (iv) 196,000 shares of Common Stock estimated to be subject to outstanding purchase rights under Everyday Health’s 2014 Employee Stock Purchase Plan (as amended, the “ESPP”) (assuming that the closing price per share of Common Stock as reported on the purchase date for the current offering period was equal to the Offer Price (as defined below)); and (v) 43,782 shares of Common Stock subject to issuance pursuant to warrants (“Warrants”) outstanding.
Item 2.   Identity and Background of Filing Person.
(a) Name and Address.   The name, address and telephone number of Everyday Health, which is the person filing this Schedule 14D-9, are set forth in Item 1. “Subject Company Information — Name and Address” above. Everyday Health’s website is http://corporate.everydayhealth.com/investors-relations. The website and the information on or available through the website are not a part of this Schedule 14D-9, are not incorporated herein by reference and should not be considered a part of this Schedule 14D-9.
(b) Tender Offer.
This Schedule 14D-9 relates to the tender offer by Project Echo Acquisition Corp., a Delaware corporation (“Purchaser”) and a direct wholly-owned subsidiary of Ziff Davis, LLC, a Delaware limited liability company (“Parent”) and a wholly-owned subsidiary of j2 Global, Inc., a Delaware Corporation (“j2”), to purchase all of the outstanding shares of Common Stock (the “Shares”) at a purchase price of $10.50 per Share (the “Offer Price”), in cash, without interest and less any applicable withholding taxes or other taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 2, 2016 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and together with the Offer to Purchase, the “Offer”). The Offer to Purchase and the Letter of Transmittal are being mailed to Everyday Health’s stockholders together with this Schedule 14D-9 and filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference. The Offer is described in a Tender Offer Statement on Schedule TO filed with the United States Securities and Exchange Commission (the “SEC”) on November 2, 2016 by Purchaser and Parent (together with any amendments and supplements thereto, the “Schedule TO”).
The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of October 21, 2016 (as it may be amended, modified or supplemented from time to time, the “Merger Agreement”), among Parent, Purchaser, Everyday Health and, solely for purposes of Section 9.11 thereof, j2. The Offer is conditioned upon, among other things: (i) there having been validly tendered in accordance with the terms of the Offer and not validly withdrawn on or prior to the end of the day, by one minute after 11:59 p.m. Eastern Time, on December 2, 2016 (the “Expiration Time,” unless Purchaser has extended the period during which the Offer is open in accordance with the Merger Agreement, in which event, “Expiration Time” will mean the latest time and date at which the Offer, as so extended by Purchaser, will expire), Shares that, considered together with all other Shares (if any) beneficially owned by Parent and its affiliates (excluding any Shares tendered pursuant to guaranteed delivery procedures that have not yet been received), represent at least one Share more than 50% of the sum (without duplication) of  (x) the total number of Shares outstanding at the time of the expiration of the Offer plus (y) the aggregate number of Shares issuable to holders of Stock Options from which Everyday Health has received notices of exercise prior to the expiration of the Offer (and as to which Shares have not yet been issued to such exercising holders of Stock Options), to the extent that the foregoing Stock Options are outstanding immediately prior to the Offer Acceptance Time (as defined below) regardless of whether vested or otherwise exercisable at or immediately prior to the Offer Acceptance Time, plus (z), the aggregate number of Shares that will be issuable upon the deemed exercise of any Warrants pursuant to the Merger Agreement, to the extent that the foregoing Warrants are outstanding immediately prior to the Offer Acceptance Time and exercisable at or immediately prior to the Offer Acceptance Time (the “Minimum Condition”); (ii) the expiration or termination of any applicable waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the “HSR Act”); (iii) no temporary restraining order, preliminary or permanent injunction or other order preventing the acquisition of or payment for Shares pursuant to the Offer having been issued by any court of competent jurisdiction or remaining in effect nor any action having been taken, or any legal requirement or order promulgated, entered, enforced, enacted, issued or deemed applicable to the Offer or the Merger (as defined below) by any governmental body which directly or indirectly prohibits, or makes illegal, the acquisition of or payment for Shares pursuant to the Offer, or the consummation of the Merger (as defined below); (iv) the Merger Agreement having not been terminated in accordance with its terms; and (v) holders of Shares representing no more than 15% of the outstanding Shares have demanded (and not withdrawn) appraisal rights under Section 262 of the DGCL (as defined below) for such Shares. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.
The Merger Agreement provides, among other things, that, on the first business day after Purchaser accepts, for the first time, for payment and pays for such number of Shares validly tendered and not properly withdrawn pursuant to the Offer that satisfy the Minimum Condition (the “Offer Acceptance Time”), subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the Delaware General Corporation Law (the “DGCL”) and other applicable law, Purchaser will merge with and into Everyday Health (the “Merger”), the separate existence of Purchaser will cease and Everyday Health will continue as the surviving corporation and a wholly owned subsidiary of Parent (the “Surviving Corporation”). The Merger will be governed by Section 251(h) of the DGCL and effected without a vote of Everyday Health’s stockholders.
As a result of the Merger, each Share (other than Shares (i) held by Everyday Health or any wholly owned subsidiary of Everyday Health (or held in Everyday Health’s treasury), (ii) held by Parent, Purchaser or any wholly owned subsidiary of Parent or Purchaser or (iii) held by a holder who is entitled to demand and properly demands appraisal for such Shares in accordance with Section 262 of the DGCL) will be converted into the right to receive the Offer Price in cash, without interest (the “Merger Consideration”), subject to any withholding of taxes required by applicable law. Upon the effective time of the Merger (the “Effective Time”), Everyday Health will cease to be a publicly traded company and will become wholly owned by Parent. The Offer, the Merger and the other transactions contemplated by the Merger Agreement are collectively referred to as the “Transactions.”
The Merger Agreement also provides that, as of the Effective Time, by virtue of the Merger and without any further action on the part of the holders thereof, the Parent, Purchaser, Everyday Health or any other person, each Stock Option that is then outstanding, vested and unexercised (after giving effect to the accelerated vesting of Stock Options in connection with the Transactions pursuant to certain agreements with Everyday Health’s officers, directors and employees prior to the Effective Time) and is not a Terminated Option (as defined below) (each, a “Cashed Out Option”) shall be cancelled and converted into the right to receive (without interest) cash in an amount equal to the product of  (i) the total number of Shares subject to such Cashed Out Option, multiplied by (ii) the excess of  (x) the Merger Consideration over (y) the exercise price payable per Share under such Cashed Out Option (such amount, the “Cashed Out Option Payment”), which amount shall be paid in accordance with Section 2.8(e) of the Merger Agreement. Any Stock Option that has an exercise price per Share that is greater than or equal to the Merger Consideration shall be cancelled at the Effective Time for no consideration or payment. From and after the Effective Time, any such Cashed Out Option shall no longer be exercisable by the former holder thereof or subject to settlement in Shares, but shall entitle such holder only to the payment of the Cashed Out Option Payment payable with respect to such Cashed Out Option, if any. Notwithstanding the foregoing, the unvested portion (a “Terminated Option”) of each Stock Option that is outstanding immediately prior to the Effective Time shall, immediately prior to Effective Time, be cancelled and extinguished for no consideration.
In addition, the Merger Agreement provides that, as of the Effective Time, by virtue of the Merger and without any further action on the part of the holders thereof, the Parent, Purchaser, Everyday Health or any other person, each RSU that is outstanding immediately prior to the Effective Time and is not a Terminated RSU (as defined below) (each, an “Accelerated RSU”) shall, in lieu of any issuance of Shares in settlement of such RSU, be cancelled and converted into the right to receive (without interest) cash in an amount equal to the product of  (i) the total number of Shares issuable in settlement of such Accelerated RSU (after giving effect to the accelerated vesting of RSUs pursuant to certain agreements with Everyday Health’s officers, directors and employees prior to the Effective Time), multiplied by (ii) the Merger Consideration (such amount, the “Accelerated RSU Payment”), which amount shall be paid in accordance with Section 2.8(e) of the Merger Agreement. From and after the Effective Time, any such Accelerated RSU shall no longer be subject to settlement in Shares, but shall entitle such holder only to the payment of the Accelerated RSU Payment payable with respect to such Accelerated RSU. Notwithstanding the foregoing, any outstanding RSUs that have not been accelerated prior to the Effective Time (a “Terminated RSU”) shall, immediately prior to Effective Time, be cancelled and extinguished for no consideration.
According to the Offer to Purchase, the principal office address of each of Purchaser and Parent is located at 28 East 28th Street, New York, New York 10016, and the telephone number of each of Purchaser and Parent is (212) 503 3500.
For the reasons described below, the Everyday Health Board unanimously supports the Offer, the Merger and the other Transactions and recommends that Everyday Health’s stockholders tender their Shares to Purchaser pursuant to the Offer.
Item 3.   Past Contacts, Transactions, Negotiations and Agreements.
Except as set forth or incorporated by reference in this Schedule 14D-9, or otherwise incorporated herein by reference, to our knowledge, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest between (i) Everyday Health or any of its affiliates, on the one hand and (ii) (x) any of its executive officers, directors or affiliates, or (y) Parent, Purchaser or any of their respective executive officers, directors or affiliates, on the other hand.
(a) Arrangements between Everyday Health and its Executive Officers, Directors and Affiliates.
In considering the recommendation of our Board of Directors (the “Everyday Health Board”) to tender Shares in the Offer, stockholders should be aware that our executive officers, members of the Everyday Health Board and affiliates may be deemed to have interests in the execution and delivery of the Merger Agreement and all of the Transactions, including the Offer and the Merger, that may be different from or in addition to those of our stockholders, generally. These interests may create potential conflicts of interest. The Everyday Health Board was aware of these interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Transactions. As described in more detail below, these interests include:
•
the accelerated vesting in respect of Stock Options and RSUs;

•
the potential receipt of payments under certain Transaction Bonus Agreements; and

•
the entitlement to indemnification benefits in favor of directors and officers of Everyday Health.

For further information with respect to the arrangements between Everyday Health and its executive officers, directors and affiliates described in this Item 3, as well as other arrangements between Everyday Health and its executive officers, directors, and affiliates, please see the Definitive Proxy Statement on Schedule 14A filed by Everyday Health on April 20, 2016, including the information under the heading “Executive Compensation” and the Current Report on Form 8-K filed by Everyday Health on October 21, 2016, including the information under the heading “Entry into a Material Definitive Agreement — Agreement and Plan of Merger.”

Outstanding Shares Held by Directors and Executive Officers
If the executive officers and directors of Everyday Health who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other stockholders of Everyday Health. As of October 20, 2016, the executive officers and directors of Everyday Health beneficially owned, in the aggregate, 4,893,070 Shares (which, for clarity, excludes shares of Common Stock issuable upon the exercise of Stock Options and vesting of RSUs unless otherwise set forth in the table below).
The following table sets forth (i) the number of Shares beneficially owned as of October 20, 2016 by each of our executive officers and directors (which, for clarity, excludes shares of Common Stock issuable upon the exercise of Stock Options and vesting of RSUs unless otherwise set forth in the table below) and (ii) the aggregate cash consideration that would be payable for such Shares, subject to any applicable withholding taxes or other taxes, pursuant to the Offer based on the Offer Price.
Name	Number of Shares (#)	Cash Consideration for Shares ($)
Executive Officers
Benjamin Wolin, Chief Executive Officer and Director(1)	700,021	$7,350,221
Michael du Toit, President(2)	71,212	747,726
Miki Kapoor, President	36,209	380,195
Brian Cooper, Executive Vice President and Chief Financial Officer	22,186	232,953
Alan Shapiro, Executive Vice President and General Counsel	4,726	49,623
Directors
Douglas McCormick(3)	89,238	936,999
Dana L. Evan	2,008	21,084
David Golden(4)	15,646	164,283
Habib Kairouz(5)	3,944,801	41,420,411
Laizer Kornwasser	3,007	31,574
Myrtle Potter	2,008	21,084
Sharon Wienbar(6)	2,008	21,084
All of our current directors and executive officers as a group (12 persons)	4,893,070	$51,337,237

(1)
Includes 233,331 Shares issuable upon the exercise of a performance warrant agreement, which we expect will be exercised in connection with the closing of the Merger. For additional information, see the section below titled “— Performance Warrants.”

(2)
Includes 44,000 Shares scheduled to be issued on November 15, 2016 upon the vesting of RSUs held by Mr. du Toit. Mr. du Toit’s receipt of these Shares will be subject to tax withholding and such withholding obligations may be satisfied through the withholding of a portion of the Shares. The number of Shares, and the cash consideration, set forth in the table above do not take into account any potential disposition of Shares to satisfy these withholding obligations.

(3)
Excludes 1,731 Shares that are transferable to Benjamin Wolin and Michael Keriakos upon exercise of a performance warrant agreement.

(4)
Includes 9,940 Shares held by Golden Valley Partners, LP. Mr. Golden is a general partner of Golden Valley and has the power to vote and dispose of the Shares owned directly by Golden Valley.

(5)
Includes (i) 8,284 Shares held directly by Mr. Kairouz and (ii) 3,936,517 Shares held by entities affiliated with Rho Ventures (collectively, “Rho Ventures”). Excludes an aggregate of 171,005 Shares that are transferable to Benjamin Wolin and Michael Keriakos upon the exercise of a performance warrant agreement. Mr. Kairouz is a managing member of Rho Capital Partners, Inc., and in his capacity as such may be deemed to exercise voting and investment power over the Shares held by Rho Ventures.

(6)
Ms. Wienbar is deemed to hold these Shares for the benefit of Scale Venture Partners II, LP.

Outstanding Stock Options and RSUs Held by Directors and Executive Officers
Pursuant to the Merger Agreement, as of the Effective Time, by virtue of the Merger and without any further action on the part of the holders thereof, the Parent, Purchaser, Everyday Health or any other person, each Cashed Out Option shall be cancelled and converted into the right to receive (without interest) cash in an amount equal to the product of  (i) the total number of Shares subject to such Cashed Out Option, multiplied by (ii) the excess of  (x) the Merger Consideration over (y) the exercise price payable per Share under such Cashed Out Option. Any Stock Option that has an exercise price per Share that is greater than or equal to the Merger Consideration shall be cancelled at the Effective Time for no consideration or payment, and any Terminated Option shall, immediately prior to Effective Time, be cancelled and extinguished for no consideration. Pursuant to agreements between Everyday Health and our executive officers and directors, certain Stock Options that are not fully vested as of the closing of the Merger will accelerate vesting immediately prior to the Effective Time. However, the exercise prices of these Stock Options are greater than the Merger Consideration and, accordingly, these Stock Options will constitute Terminated Options and the holders thereof shall not receive any consideration in respect of these Stock Options.
Pursuant to the Merger Agreement, as of the Effective Time, by virtue of the Merger and without any further action on the part of the holders thereof, the Parent, Purchaser, Everyday Health or any other person, each Accelerated RSU shall, in lieu of any issuance of Shares in settlement of such RSU, be cancelled and converted into the right to receive (without interest) cash in an amount equal to the product of  (i) the total number of Shares issuable in settlement of such Accelerated RSU, multiplied by (ii) the Merger Consideration. Any Terminated RSU shall, immediately prior to Effective Time, be cancelled and extinguished for no consideration.
The tables below set forth, for each of our executive officers and directors holding Cashed Out Options and/or Accelerated RSUs, (i) the aggregate number of Shares subject to such Cashed Out Options and/or Accelerated RSUs; and (ii) the value of cash amounts payable in respect of such Cashed Out Options and/or RSUs on a pre-tax basis at the Effective Time, calculated by (a) in the case of Cashed Out Options, multiplying the excess of the Merger Consideration over the respective per Share exercise prices of the applicable Cashed Out Options by the number of Shares subject to such Cashed Out Options, and (b) in the case of Accelerated RSUs, multiplying the Merger Consideration by the number of Shares subject to such Accelerated RSUs.
Since September 3, 2016 (the period commencing 60 days prior to the filing of this Schedule 14D-9), (i) none of our executive officers or directors have exercised their Stock Options, (ii) no Shares underlying RSUs held by such executive officers or directors have vested, (although 44,000 Shares underlying RSUs held by Mr. du Toit are scheduled to vest on November 15, 2016), and (iii) none of our executive officers or directors have sold Shares received upon exercise of Stock Options or vesting of RSUs. Our executive officers and directors may exercise their Stock Options prior to the Effective Time to the extent such Stock Options are vested in accordance with their terms.
	Cashed Out Options			Accelerated RSUs
Name	Number of Shares Subject to Cashed Out Options (#)	Weighted Average Exercise Price Per Share ($)	Cash Consideration for Cashed Out Options ($)	Number of Shares Subject to Accelerated RSUs (#)	Cash Consideration for Accelerated RSUs ($)
Benjamin Wolin	657,772	$7.13	$2,213,920	168,172	$1,765,806
Michael du Toit	—	—	—	82,000	861,000
Miki Kapoor	—	—	—	48,260	506,730
Brian Cooper	331,605	7.30	1,061,830	123,357	1,295,249
Alan Shapiro	151,245	8.23	342,665	59,618	625,989
Douglas McCormick	279,719	8.37	595,032	21,288	223,524
Dana L. Evan	150,332	5.94	684,935	16,375	171,938
David Golden	—	—	—	16,375	171,938

	Cashed Out Options			Accelerated RSUs
Name	Number of Shares Subject to Cashed Out Options (#)	Weighted Average Exercise Price Per Share ($)	Cash Consideration for Cashed Out Options ($)	Number of Shares Subject to Accelerated RSUs (#)	Cash Consideration for Accelerated RSUs ($)
Habib Kairouz	—	—	—	16,375	171,938
Laizer Kornwasser	—	—	—	17,374	182,427
Myrtle Potter	74,644	7.63	213,996	16,375	171,938
Sharon Wienbar	—	—	—	16,375(1)	171,938

(1)
Ms. Wienbar is deemed to hold these Shares for the benefit of Scale Venture Partners II, LP.

Treatment of Purchase Rights Under the ESPP
Our executive officers, together with our other eligible employees, are eligible to participate in the ESPP pursuant to its terms, which permits the purchase of Common Stock at a price per Share not less than the lesser of  (a) an amount equal to 85% of the fair market value of a Share on the applicable offering date and (b) an amount equal to 85% of the fair market value of a Share on the applicable purchase date. Under the current terms of our ESPP, a six-month offering period commenced on May 16, 2016 and is scheduled to end on November 15, 2016 (the “Scheduled Purchase Date”).
Pursuant to the terms of the Merger Agreement, (i) except for the current offering period (the “Final Offering”), no offering period or purchase period will be authorized or commence on or after October 21, 2016, (ii) no new participants may begin participation in the ESPP after October 21, 2016 (unless Everyday Health is prohibited from doing so under applicable law or the explicit terms of the ESPP), and (iii) Everyday Health shall cause the exercise, as of the Scheduled Purchase Date, of each outstanding purchase right under the ESPP and terminate the ESPP in its entirety effective as of the Offer Acceptance Time and contingent upon the Effective Time.
The final purchase of Shares under the Final Offering will occur on the Scheduled Purchase Date as contemplated under the terms of the Final Offering at a per Share purchase price equal to the lower of (a) $5.17 (which is 85% of the closing price of a Share on May 16, 2016) and (b) 85% of the closing price of a Share on the Scheduled Purchase Date.
Employment Arrangements
Each of our executive officers is entitled to certain change of control benefits pursuant to his employment agreement or offer letter, as well as transaction bonus agreements with certain of our executive officers, the terms of which are described below. The Transactions will constitute a change of control under these agreements.
Benjamin Wolin
We entered into an employment agreement with Benjamin Wolin, our Chief Executive Officer, in November 2010, which sets forth the terms and conditions of his employment, including his initial annual base salary, a target annual bonus of 100% of his annual base salary, and standard health and welfare benefit plan participation.
Mr. Wolin’s employment is at will and may be terminated at any time, with or without cause. However, in the event that Mr. Wolin is terminated without cause or resigns for good reason, he will receive (i) 12 months of his then-current base salary; (ii) his then-current target bonus; (iii) credit for an additional one year of service for purposes of vesting any outstanding equity awards; and (iv) reimbursement of COBRA premiums for him and his eligible dependents, if any, for a period equal to the lesser of   (y) the duration in which he is enrolled in such COBRA coverage and (z) 12 months. Upon a change in control, all outstanding unvested equity awards then held by Mr. Wolin will accelerate and vest (unless otherwise set forth in the equity award agreement accompanying a grant). For a quantification of these amounts, please see the table in the section below titled “— Golden Parachute Compensation.”

Michael du Toit
We entered into an employment letter with Michael du Toit, our President, in January 2015, which sets forth the terms and conditions of his employment, including his initial annual base salary, a target annual bonus of 100% of his annual base salary, and standard health and welfare benefit plan participation.
Mr. du Toit’s employment is at will and may be terminated at any time, with or without cause. However, in the event that Mr. du Toit is terminated without cause or resigns for good reason, he will receive (i) 12 months of his then-current base salary; (ii) his then-current target bonus; and (iii) acceleration and vesting of any unvested Shares underlying his initial 110,000 restricted stock unit award. Upon a change in control, 50% of all outstanding unvested equity awards then held by Mr. du Toit will accelerate and vest (unless otherwise set forth in the equity award agreement accompanying a grant). In addition, it is our practice to provide six months of reimbursement of COBRA premiums for employees at the SVP level and above. For a quantification of these amounts, please see the table in the section below titled “— Golden Parachute Compensation.”
Miki Kapoor
We entered into an employment letter with Miki Kapoor, our President, in July 2014, which sets forth the terms and conditions of his employment, including his initial annual base salary, a target annual bonus of 100% of his annual base salary, and standard health and welfare benefit plan participation.
Mr. Kapoor’s employment is at will and may be terminated at any time, with or without cause. However, in the event that Mr. Kapoor is terminated without cause or resigns for good reason, he will receive 12 months of his then-current base salary. Upon a change in control, 50% of all outstanding unvested equity awards then held by Mr. Kapoor will accelerate and vest (unless otherwise set forth in the equity award agreement accompanying a grant). In addition, it is our practice to provide six months of reimbursement of COBRA premiums for employees at the SVP level and above. For a quantification of these amounts, please see the table in the section below titled “— Golden Parachute Compensation.”
Brian Cooper
We entered into an employment agreement with Brian Cooper, our Executive Vice President, Chief Financial Officer, in November 2010, which sets forth the terms and conditions of his employment, a target annual bonus of 100% of his annual base salary, and standard health and welfare benefit plan participation.
Mr. Cooper’s employment is at will and may be terminated at any time, with or without cause. However, in the event that Mr. Cooper is terminated without cause or resigns for good reason, he will receive (i) 12 months of his then-current base salary; (ii) his then-current target bonus; (iii) credit for an additional one year of service for purposes of vesting any outstanding equity awards; and (iv) reimbursement of COBRA premiums for him and his eligible dependents, if any, for a period equal to the lesser of  (y) the duration in which he is enrolled in such COBRA coverage and (z) 12 months. Upon a change in control, all outstanding unvested equity awards then held by Mr. Cooper will accelerate and vest (unless otherwise set forth in the equity award agreement accompanying a grant). The value of Mr. Cooper’s equity awards being cashed out in the Merger is set forth above in the section titled “— Outstanding Stock Options and RSUs held by Directors and Executive Officers.” The cash value of the severance payments under Mr. Cooper’s employment agreement and pursuant to our COBRA reimbursement practice, assuming the termination of Mr. Cooper’s employment immediately following the Merger, is approximately $772,817.
Everyday Health has entered into a Transaction Bonus Agreement, dated August 19, 2016, with Mr. Cooper, pursuant to which Everyday Health will be obligated to pay Mr. Cooper $150,000 upon the consummation of the Merger, so long as he is employed as of such date (or his employment has been terminated before such date without cause).
Alan Shapiro
We entered into an offer letter with Alan Shapiro, our Executive Vice President and General Counsel, in October 2007, which sets forth the terms and conditions of his employment, including his initial annual base salary and standard health and welfare benefit plan participation. Mr. Shapiro’s current target annual bonus is 60% of his annual base salary.

Mr. Shapiro’s employment is at will and may be terminated at any time, with or without cause. However, in the event that Mr. Shapiro is terminated without cause or resigns for good reason, he will receive six months of his then-current base salary. Upon a change in control, all outstanding unvested equity awards then held by Mr. Shapiro will accelerate and vest (unless otherwise set forth in the equity award agreement accompanying a grant). In addition, it is our practice to provide six months of reimbursement of COBRA premiums for employees at the SVP level and above. The value of Mr. Shapiro’s equity awards being cashed out in the Merger is set forth above in the section titled “— Outstanding Stock Options and RSUs held by Directors and Executive Officers.” The cash value of the severance payments under Mr. Shapiro’s employment agreement and pursuant to our COBRA reimbursement practice, assuming the termination of Mr. Shapiro’s employment immediately following the Merger, is approximately $173,133.
Everyday Health has entered into a Transaction Bonus Agreement, dated August 19, 2016, with Mr. Shapiro, pursuant to which Everyday Health will be obligated to pay Mr. Shapiro $150,000 upon the consummation of the Merger, so long as he is employed as of such date (or his employment has been terminated before such date without cause).
Performance Warrants
Mr. Wolin may exercise previously-vested performance warrants to purchase an aggregate of 233,331 Shares from other stockholders of Everyday Health at an exercise price of  $0.0001 per Share on the earlier of  (a) January 1, 2017 or (b) the Offer Acceptance Time, pursuant to a Performance Warrant Agreement among the stockholders of Agora Media Inc., Agora Media Inc. and the persons listed in Schedule B thereto, dated as of March 1, 2003, as amended.
Golden Parachute Compensation
Golden Parachute Compensation Table
This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of our named executive officers that is based on or otherwise relates to the Offer and the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules. The amounts set forth in the table are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this Schedule 14D-9 and in the footnotes to the table. As a result, the actual amounts, if any, that a named executive officer receives may materially differ from the amounts set forth in the table.
The table below assumes that (1) the named executive officer’s base salary rate and target bonus remain unchanged from that in effect as of October 20, 2016, (2) no named executive officer receives any additional equity grants or exercises any Stock Options on or prior to the Effective Time and (3) no named executive officer enters into new agreements or is otherwise legally entitled to, prior to the Effective Time, additional compensation or benefits. For a narrative description of the terms and conditions applicable to the payments quantified in the table below, see Item 3. “Past Contacts, Transactions, Negotiations and Agreements — Arrangements between Everyday Health and its Executive Officers, Directors and Affiliates” above. The amounts shown in the table do not include the value of each named executive officer’s purchase rights under the ESPP; the payments or benefits that would have been earned, or any amounts associated with equity awards that would vest pursuant to their terms, on or prior to the Effective Time; or the value of payments or benefits that are not based on or otherwise related to the Transactions. In the footnotes to the table below, we refer to payments that are conditioned on the occurrence of both the Transactions as well as the named executive officer’s termination of employment as being payable on a “double-trigger” basis and we refer to payments that are conditioned only upon the occurrence of the Transactions as being payable on a “single-trigger” basis.
Name(1)	Cash(2)	Equity(3)	Perquisites/Benefits(4)	Total
Benjamin Wolin	$800,000	$1,765,806	$21,134	$2,586,940
Michael du Toit	$850,000	$861,000	$11,450	$1,722,450
Miki Kapoor	$395,000	$506,730	$10,498	$912,228

(1)
Under relevant SEC rules, we are required to provide information in this table with respect to our “named executive officers,” who are generally the individuals whose compensation was required to be reported in the summary compensation table of our most recent proxy statement.

(2)
The amount listed in this column represents the pre-tax value of the severance payments (12 months of salary continuation and, in the case Messrs. Wolin and du Toit, a target bonus payment) which would be paid pursuant to a qualifying termination of employment under each individual’s employment agreement, as described in more detail above under “— Employment Agreements.” These benefits are “double trigger benefits” in that they require both the occurrence of the Merger and a termination of employment in order to be payable.

(3)
The amount listed in this column represents the aggregate pre-tax amount payable pursuant to the Merger Agreement, as a result of the Transactions, on a “single-trigger” basis, to each named executive officer in respect of unvested Stock Options and RSUs held as of October 20, 2016, the latest practicable date before the filing of this Schedule 14D-9, as set forth in more detail in the tables above under “— Outstanding Stock Options and RSUs Held by Directors and Executive Officers”. Such unvested awards are valued based on the Merger Consideration payable in respect of Shares subject to Stock Options and RSUs on a pre-tax basis at the Effective Time. With respect to unvested Stock Options, this amount represents the value of cash amounts payable in respect of such Stock Options, calculated on a pre-tax basis and as of the Effective Time by multiplying (a) the excess of the Merger Consideration over the respective per share exercise prices of the Stock Options by (b) the number of unvested Shares subject to such Stock Options. With respect to the unvested RSUs, this amount represents the value of cash amounts payable in respect of such RSUs, calculated on a pre-tax basis and as of the Effective Time by multiplying the Merger Consideration by the number of unvested Shares subject to such RSUs as of October 20, 2016.

(4)
The amount listed in this column represents the pre-tax value of the reimbursement of health care premiums which would be due to the named executive officer pursuant to a qualifying termination of employment under such individual’s employment agreement or pursuant to our COBRA reimbursement practice, as described in more detail above under “— Employment Agreements.” These benefits are “double trigger benefits” in that they require both the occurrence of the Merger and a termination of employment in order to be payable.

Potential for Future Arrangements
To our knowledge, except for certain agreements described in this Schedule 14D-9 (or in the documents incorporated by reference herein) between Everyday Health and its executive officers and directors, no employment, equity contribution or other agreement, arrangement or understanding between any executive officer or director of Everyday Health, on the one hand, and Parent, Purchaser, any of their affiliates or Everyday Health, on the other hand, existed as of the date of this Schedule 14D-9, and neither the Offer nor the Merger is conditioned upon any executive officer or director of Everyday Health entering into any such agreement, arrangement or understanding.
Although such arrangements have not, to our knowledge, been discussed as of the date of this Schedule 14D-9, it is possible that certain members of our current management team will enter into new employment or consulting arrangements with the Surviving Corporation. Such arrangements may include the right to purchase or participate in the equity of Purchaser or its affiliates. Any such arrangements with the existing management team are currently expected to be entered into after the completion of the Offer and will not become effective until after the Merger is completed, if at all. There can be no assurance that the applicable parties will reach an agreement on any terms, or at all.
Director Compensation
Non-employee members of the Everyday Health Board receive a combination of cash and equity-based compensation under the terms of our Non-Employee Director Compensation Policy, which is applicable to all of our non-employee directors. This compensation policy provides that each director who is not an employee or officer receives the following cash compensation for service on the Everyday Health Board:

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$30,000 annual retainer for each member of the Everyday Health Board plus an additional $30,000 in the case of the chairman of the Everyday Health Board;

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$10,000 annual retainer for each member of the Audit Committee and $20,000 annual retainer for the chairman of the Audit Committee;

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$5,000 annual retainer for each member of the Compensation Committee and $10,000 annual retainer for the chairman of the Compensation Committee; and

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$5,000 annual retainer for each member of the Nominating and Corporate Governance Committee and $10,000 annual retainer for the chairman of the Nominating and Corporate Governance Committee.

The annual cash compensation amounts are payable in equal quarterly installments, payable in advance during the first 30 days of each quarter in which the Everyday Health Board service will occur.
Each individual elected or appointed to the Everyday Health Board as a non-employee director for the first time is automatically granted an equity award having an estimated fair value on the date of grant of $150,000, in the form of Stock Options, RSUs, or a combination thereof, in the discretion of the Everyday Health Board.
At the close of business on the date of each of our annual stockholders’ meetings, each non-employee director is automatically granted an equity award having an estimated fair value on the date of grant of $100,000 (plus an additional $30,000 in the case of the chairman of the Everyday Health Board, if then a non-employee director), in the form of Stock Options, RSUs, or a combination thereof, in the discretion of the Everyday Health Board. The Everyday Health Board elected to make all grants to non-employee directors on the date of the 2016 annual meeting of stockholders in the form of RSUs.
All Stock Options granted under this policy have a term of ten years from the date of grant and have an exercise price per Share equal to 100% of the fair market value of the underlying Common Stock on the date of grant. For Stock Options, the fair value is determined using the same method as used to calculate the grant date fair value of Stock Options for financial accounting purposes, except that no provision is made for estimated forfeitures related to service-based vesting. The value of an RSU granted under this policy is determined based on the fair market value per Share of the Common Stock on the grant date.
In April 2016, the Compensation Committee recommended to the Everyday Health Board, and the Everyday Health Board subsequently approved, an amendment to the vesting provisions of the non-employee director compensation policy. All Stock Options granted under this policy prior to the April 2016 amendment vest in a series of 24 successive equal monthly installments over the two-year period measured from the date of grant, subject to the non-employee director’s continued service on the Everyday Health Board. All Stock Options granted under this policy after the April 2016 amendment vest in a series of 12 successive equal monthly installments over the one-year period measured from the date of grant, subject to the non-employee director’s continued service on the Everyday Health Board. All RSUs granted under this policy prior to the April 2016 amendment vest in two equal annual installments on the first and second anniversaries of the date of grant, subject to the non-employee director’s continued service on the Everyday Health Board. All RSUs granted under this policy after the April 2016 amendment vest as to 100% of the Shares subject to the award on the first anniversary of the date of grant, subject to the non-employee director’s continued service on the Everyday Health Board. Notwithstanding these vesting schedules, the Shares subject to outstanding Stock Options and RSUs granted under the Non-Employee Director Compensation Policy will become fully vested immediately prior to the Effective Time.
We also reimburse our directors for reasonable out-of-pocket and travel expenses in connection with attendance at Everyday Health Board and committee meetings.
Indemnification of Directors and Officers; Insurance
The Merger Agreement provides that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior the Effective Time and rights to advancement of expenses relating thereto existing in favor of any person who is, or prior to the Effective Time becomes, or has been at any time prior to the date of the Merger Agreement, a director, officer, employee or agent of Everyday Health, any of its subsidiaries or any of their respective predecessors (the “Indemnified Persons”), as provided in Everyday Health’s organizational documents and as provided in any indemnification agreements between Everyday Health and the Indemnified Persons in effect as of the date of the Merger Agreement, shall survive the Merger and shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any Indemnified Person.
The Merger Agreement also provides that, without limiting the foregoing, from and after the Effective Time, Parent and the Surviving Corporation (the “Indemnifying Parties”) shall, to the fullest extent permitted under applicable law, indemnify and hold harmless each Indemnified Person in his or her capacity as an officer or director of Everyday Health against all losses, claims, damages, liabilities, fees, expenses, judgments or fines incurred by such Indemnified Person as an officer or director of Everyday Health in connection with any pending or threatened action, suit, charge, complaint, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other governmental body or any arbitrator or arbitration panel based on or arising out of, in whole or in part, the fact that such Indemnified Person is or was a director or officer of Everyday Health at or prior to the Effective Time and pertaining to any and all matters pending, existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including any such matter arising under any claim with respect to the Transactions. Without limiting the foregoing, from and after the Effective Time, the Indemnifying Parties shall also, to the fullest extent permitted under applicable law, advance reasonable and documented out-of-pocket costs and expenses (including reasonable and documented attorneys’ fees) incurred by the Indemnified Persons in connection with matters for which such Indemnified Persons are eligible to be indemnified within 15 days after receipt by Parent of a written request for such advance, subject to the execution by such Indemnified Persons of appropriate undertakings in favor of the Indemnifying Parties to repay such advanced costs and expenses if it is ultimately determined in a final and non-appealable judgment of a court of competent jurisdiction that such Indemnified Person is not entitled to be indemnified.
The Merger Agreement also provides that, from the Effective Time until the sixth anniversary of the date on which the Effective Time occurs, the Surviving Corporation shall maintain in effect the existing policy of directors’ and officers’ liability insurance maintained by Everyday Health as of the date of the Merger Agreement for the benefit of the Indemnified Persons who are currently covered by such existing policy with respect to their acts and omissions occurring prior to the Effective Time in their capacities as directors and officers of Everyday Health (as applicable), on terms with respect to coverage, deductibles and amounts no less favorable than the existing policy. Alternatively, at or prior to the Effective Time, Parent or Everyday Health, at the expense of Parent, may purchase a six-year “tail” policy for the existing policy effective as of the Effective Time, which shall be deemed to satisfy all obligations to obtain and/or maintain such insurance. The Surviving Corporation will not be required to expend in any one year an amount in excess of 300% of the annual premium currently payable by Everyday Health with respect to such current policy. If the annual premiums payable for such insurance coverage exceeds such amount, Parent will cause the Surviving Corporation to obtain a policy with the greatest coverage available for a cost equal to such amount.
Everyday Health has entered into indemnification agreements (collectively, the “Indemnification Agreements”) with each of its directors. The Indemnification Agreements provide that Everyday Health will indemnify each of its directors against any and all expenses incurred by that director because of his or her status as one of Everyday Health’s directors to the fullest extent permitted by Delaware law, Everyday Health’s amended and restated certificate of incorporation and Everyday Health’s amended and restated bylaws, except in a proceeding initiated by such director without Everyday Health Board approval. In addition, the Indemnification Agreements generally provide that, to the fullest extent permitted by Delaware law, Everyday Health will advance all expenses incurred by its directors in connection with a legal proceeding.
The foregoing description of the Indemnification Agreements does not purport to be complete and is qualified in its entirety by the full text of the Form of Indemnification Agreement, which is included as Exhibit 10.4 to Everyday Health’s Registration Statement on Form S-1 (No. 333-194097) filed February 24, 2014, and incorporated herein by reference.

(b) Arrangements with Purchaser and Parent and their Affiliates.
Merger Agreement
On October 21, 2016, Everyday Health, Parent, Purchaser and, solely for purposes of Section 9.11 thereof, j2 entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 12, titled “Purpose of the Offer; Plans for Everyday Health; Other Matters,” and Section 13, titled “The Merger Agreement; Other Agreements,” of the Offer to Purchase and the description of the conditions of the Offer contained in Section 14, titled “Conditions of the Offer,” of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.
The Merger Agreement has been filed as an exhibit to the Schedule 14D-9 to provide stockholders with information regarding its terms. The Merger Agreement and the summary of its terms contained in the Offer to Purchase filed by Purchaser with the SEC on November 2, 2016 are incorporated herein by reference. The assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure schedules delivered by Everyday Health to Parent in connection with the signing of the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were made as of a specified date, may be subject to a contractual standard of materiality different from what might be viewed as material to stockholders, or may have been used for the purpose of allocating risk between the parties to the Merger Agreement. Accordingly, the representations and warranties in the Merger Agreement should not be relied on by any persons as characterizations of the actual state of facts and circumstances of Everyday Health at the time they were made and the information in the Merger Agreement should be considered in conjunction with the entirety of the factual disclosure about Everyday Health in Everyday Health’s public reports filed with the SEC. Information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Everyday Health’s public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Offer, the Merger, Everyday Health, Parent, Purchaser, their respective affiliates and their respective businesses that are contained in, or incorporated by reference into, the tender offer statement on Schedule TO and related exhibits, including the Offer to Purchase, and this solicitation/recommendation statement on Schedule 14D-9, as well as in Everyday Health’s other public filings.
Confidentiality Agreement
On June 2, 2016, Parent and Everyday Health entered into a Confidentiality Agreement (as it may be amended from time to time, the “Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, Parent and Everyday Health agreed that, subject to certain exceptions, neither Parent nor its representatives would disclose any of Everyday Health’s Evaluation Material (as defined in the Confidentiality Agreement) or make use of any of Everyday Health’s Evaluation Material except for the purpose of considering and evaluating a possible negotiated transaction between the parties. The Confidentiality Agreement includes a standstill provision for the benefit of Everyday Health, described more fully in Item 4(b) below, which expires in June 2017.
This summary and description of the Confidentiality Agreement is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(2) hereto and incorporated herein by reference.
Tender Agreements
In connection with the Merger Agreement, Parent and Purchaser entered into tender agreements (the “Tender Agreements”) with each of Messrs. Wolin, McCormick, Golden, Kornwasser and Mses. Evan, Potter and Wienbar (collectively, the “Committed Stockholders”) pursuant to which the Committed Stockholders agreed to tender into the Offer, pursuant to and in accordance with the terms of the Offer and Rule 14d-2 under the Exchange Act, all shares owned by such Committed Stockholders and not to transfer their Shares or any interest therein other than in connection with certain limited exceptions. The Tender

Agreements will terminate and will have no further force or effect as of the first to occur of: (1) the mutual written agreement of Parent and such Committed Stockholder, (2) the termination of the Merger Agreement in accordance with its terms, (3) the Offer Acceptance Time, (4) as to such Committed Stockholder, the date of any modification, waiver or amendment of the Merger Agreement in a manner that reduces the Offer Price or changes the form of consideration payable thereunder to such Committed Stockholder, unless such modification, waiver or amendment is consented to by such Committed Stockholder and (5) the occurrence of a Company Adverse Change Recommendation (as defined in the Merger Agreement) in accordance with the terms of the Merger Agreement. The summary of the material provisions of the Tender Agreements contained in Section 13, titled “The Merger Agreement; Other Agreements — Tender Agreements” of the Offer to Purchase is incorporated herein by reference.
This summary of the Tender Agreements does not purport to be complete and is qualified in its entirety by reference to the Tender Agreements, the form of which is filed as Exhibit (e)(4) hereto and is incorporated herein by reference.
Item 4.   The Solicitation or Recommendation.
(a)
Solicitation or Recommendation

Pursuant to resolutions approved on October 21, 2016, after due and careful discussion and consideration, including a thorough review of the Offer with its outside legal and financial advisors, the Everyday Health Board unanimously (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are fair and advisable to, and in the best interest of, Everyday Health and its stockholders, (ii) agreed that the Merger shall be effected under Section 251(h) of the DGCL, (iii) approved the execution, delivery and performance by Everyday Health of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, and (iv) resolved to recommend that Everyday Health’s stockholders tender their Shares to Purchaser pursuant to the Offer.
Accordingly, and for other reasons described in more detail below, the Everyday Health Board unanimously recommends that holders of Shares accept the Offer and tender their Shares pursuant to the Offer.
(b)
Background of Offer and Merger

The Everyday Health Board frequently reviews, with Everyday Health’s management, and with the assistance of its outside financial and legal advisors, Everyday Health’s strategic and financial alternatives in light of developments in Everyday Health’s business, the sectors in which it competes, the economy generally and financial markets. The alternatives reviewed have included large and small acquisitions, mergers and a sale of Everyday Health. From time to time, Everyday Health has received inquiries from third parties, including Parent, seeking to determine Everyday Health’s interest in a sale transaction.
On November 10, 2015, the closing price of the Common Stock was $10.05 per Share, after which Everyday Health announced its financial results for the third quarter ended September 30, 2015 and made downward adjustments to its 2015 fourth quarter revenue guidance. Following this announcement, the closing price of the Common Stock declined to $6.72 per Share on November 11, 2015, and subsequently declined to a low closing price of  $4.00 per Share on January 19, 2016.
In late 2015, an individual investor (“Individual Investor”) contacted Benjamin Wolin, Everyday Health’s Chief Executive Officer, on an unsolicited basis, expressing an interest, potentially in conjunction with one or more other investors, in making a potential significant minority equity investment in Everyday Health, including through the purchase of newly-issued Shares from Everyday Health and secondary Shares from Everyday Health’s existing stockholders. From December 2015 through October 2016, members of Everyday Health management engaged in discussions with Individual Investor, individually and subsequently together with a private equity investor (“Institutional Investor”) that joined Individual Investor in presenting a proposed offer to Everyday Health, regarding a potential minority equity investment.
In mid-2015, Vivek Shah, Parent’s chief executive officer, and James Yaffe, Parent’s chief strategy officer, had a lunch meeting with Mr. Wolin to see whether Everyday Health’s management had any interest in discussing a transaction pursuant to which Everyday Health would become an acquisition target of Parent at some point in the future. Mr. Wolin indicated Everyday Health was not interested in pursuing a transaction with Parent at such time.

On March 1, 2016, Everyday Health announced its financial results for the fourth quarter and fiscal year ended December 31, 2015 and financial guidance for the fiscal year ending December 31, 2016. Following the announcement, the market price of the Common Stock closed at $5.55 per Share on March 2, 2016.
On March 22, 2016, a privately held digital health company (“Strategic A”), together with its private equity owner (“Financial A”) and an unaffiliated financial sponsor (“Financial B” and, together with Strategic A and Financial A, “Consortium A”), submitted an unsolicited indication of interest to acquire Everyday Health for $8.00 per Share in cash. The closing price of the Common Stock on March 22, 2016 was $5.53 per Share. This indication of interest included a request for a 45-day period of exclusivity, subject to a go-shop provision in the definitive documentation for the transaction.
On April 5, 2016, a day long strategy meeting of the Everyday Health Board was held, during which the Everyday Health Board discussed, among other things, Everyday Health’s business priorities, growth opportunities and industry trends. Representatives of Qatalyst Partners LP (“Qatalyst Partners”) attended a portion of the meeting to advise the Everyday Health Board regarding the prevailing market environment, Everyday Health’s strategic positioning and the indication of interest received from Consortium A. Everyday Health had engaged Qatalyst Partners as an independent financial advisor to Everyday Health on April 11, 2015 to provide general strategic advice, including with respect to interest from third parties in Everyday Health. See Item 5. “Person/Assets Retained, Employed Compensated or Used” below. At the conclusion of the strategy meeting, the Everyday Health Board discussed the indication of interest that had been received from Consortium A and determined to engage in discussions with Consortium A regarding their indication of interest after Everyday Health had announced its financial results for the first quarter ended March 31, 2016, in order to demonstrate more value to Consortium A. The Everyday Health Board was not willing to engage in due diligence until after such time, and given the price of the offer, determined not to agree to exclusivity with Consortium A.
On April 7, 2016, representatives of Qatalyst Partners communicated to Consortium A that the Everyday Health Board determined not to pursue the indication of interest at the stated price of  $8.00 per Share and subject to the requested exclusivity and go-shop provision, but that Everyday Health would be willing to prepare responses to diligence inquiries of Consortium A and engage in further discussions after the announcement of Everyday Health’s financial results for the first quarter ended March 31, 2016 on May 5, 2016 in order to demonstrate more value.
On April 8, 2016, a private equity firm (“Financial C”) contacted Mr. Wolin to alert him that it was a stockholder of Everyday Health and that it had submitted an unsolicited indication of interest to acquire Everyday Health.
On April 11, 2016, Everyday Health received the indication of interest from Financial C to acquire Everyday Health for a price between $7.25 and $7.80 per Share in cash. The closing price of the Common Stock on April 11, 2016 was $5.15 per Share.
On April 13, 2016, the chief executive officer of a digital marketing subsidiary of a publicly held pharmaceutical company (“Strategic B”), approached Mr. Wolin at an industry conference regarding a potential acquisition of Everyday Health. Mr. Wolin referred him to representatives of Qatalyst Partners.
On April 14, 2016, members of Everyday Health management and representatives of Qatalyst Partners held a telephonic meeting with representatives of Financial C and Financial C’s investment bankers to discuss Financial C’s indication of interest. In light of the Everyday Health Board’s previously determined course of action with regard to Consortium A’s indication of interest and the Everyday Health Board’s desire to demonstrate more value to Financial C, subsequently on April 14, 2016, representatives of Qatalyst Partners communicated to Financial C that Everyday Health had determined not to pursue the indication of interest at the stated price of between $7.25 and $7.80 per Share, but that management would be willing to prepare responses to diligence inquiries of Financial C and engage in further discussions after the announcement of Everyday Health’s financial results for the first quarter ended March 31, 2016 on May 5, 2016.
On April 23, 2016, representatives of Strategic B communicated to representatives of Qatalyst Partners their desire to hold a meeting with Everyday Health management after the announcement of Everyday Health’s financial results for the first quarter ended March 31, 2016 on May 5, 2016.

On April 26, 2016, Strategic B entered into a non-disclosure and standstill agreement with Everyday Health. Under this agreement, Strategic B agreed not to request a waiver of the standstill, but was not prohibited from requesting a waiver as long as such request would not reasonably be likely to require Everyday Health to publicly disclose such request (the “Don’t Ask, Don’t Waive” provision), and the standstill restrictions did not automatically terminate in the event of Everyday Health’s announcement of a strategic transaction (a “Fall-away Provision”).
On April 28, 2016, the Everyday Health Board held a regularly scheduled meeting, at which, among other topics, representatives of Qatalyst Partners participated in a discussion regarding the unsolicited indications of interest received from Strategic B and other potential interested parties. The Everyday Health Board appointed a transaction committee, consisting of Dana Evan, David Golden and Laizer Kornwasser, to assist the Everyday Health Board in reviewing and evaluating potential strategic transactions (the “Transaction Committee”). Management also presented the Everyday Health Board with updated financial performance, including results for the first quarter ended March 31, 2016.
On May 5, 2016, Everyday Health announced financial results for the first quarter ended March 31, 2016.
On May 10, 2016, management of Everyday Health, together with representatives of Qatalyst Partners, met with representatives of Strategic B in New York, New York. During this meeting, Everyday Health management provided an overview of the Everyday Health business and responded to diligence inquiries of representatives of Strategic B arising therefrom.
On May 11, 2016, each of Strategic A, Financial A and Financial B, individually, entered into a non-disclosure and standstill agreement with Everyday Health, which included the Don’t Ask, Don’t Waive provision, and did not include a Fall-away Provision.
On May 11, 2016, management of Everyday Health, together with representatives of Qatalyst Partners, met with representatives of Strategic A and Financial B in San Francisco, California, with representatives of Financial A attending the meeting telephonically. During this meeting, Everyday Health management provided an overview of the Everyday Health business and responded to diligence inquiries of representatives of Consortium A arising therefrom.
On May 12, 2016, at the suggestion of an investment banking contact, Mr. Wolin met with representatives of a private equity firm (“Financial D”) in San Francisco, California, during which Financial D expressed an interest in exploring a transaction with Everyday Health. After the meeting, Mr. Wolin connected Financial D with representatives of Qatalyst Partners.
On May 17, 2016, at a special meeting of the Everyday Health Board, management of Everyday Health and representatives of Qatalyst Partners updated the Everyday Health Board regarding the status of discussions with Consortium A, Strategic B, Financial C and Financial D. At this meeting, counsel provided a review for members of the Everyday Health Board of their fiduciary duties, and the Everyday Health Board considered the reasons that a possible acquisition may enhance stockholder value, as well as alternatives, including a potential equity investment from private investors and continuing as a standalone public company.
On May 19, 2016, Financial D entered into a non-disclosure and standstill agreement with Everyday Health, which included the Don’t Ask, Don’t Waive provision, and did not include a Fall-away Provision.
On May 19, 2016, a partner of a private equity firm (“Financial E”) contacted an outside director of the Everyday Health Board regarding a potential interest in pursuing an acquisition of Everyday Health, and this director subsequently notified Mr. Wolin of such contact. Mr. Wolin then directed Financial E to Qatalyst Partners.
On May 20, 2016, the Transaction Committee held a call to discuss and evaluate the existing strategic alternatives and determined to expand the outreach of Everyday Health in connection with a potential strategic transaction beyond the parties that had already approached Everyday Health in order to gauge market interest in a potential transaction with Everyday Health. The Committee discussed approaching Everyday Health’s closest direct competitor, a publicly held healthcare-focused digital media company (“Strategic E”), regarding a potential strategic transaction. In light of its position as Everyday Health’s closest direct competitor, the Transaction Committee determined that Everyday Health and Qatalyst Partners should delay approaching Strategic E until later in the process at such time, if ever, it became reasonably likely that Everyday Health would be pursuing a strategic transaction. Following this call, Everyday Health management and representatives of Qatalyst Partners developed a list of potential strategic and financial parties to approach.
Between May 26, 2016 and June 6, 2016, Mr. Wolin and representatives of Qatalyst Partners reached out to six additional strategic parties. Two of these parties, Parent and a publicly held consulting firm (“Strategic C”), expressed an interest in engaging in discussions with Everyday Health. Another of the six additional strategic parties initially indicated an interest in engaging with Everyday Health in connection with a strategic transaction and began to discuss with Everyday Health entering into a non-disclosure and standstill agreement, but ultimately declined to enter into such agreement in order to engage in discussions. The remaining three parties declined interest in pursuing a potential transaction.
On May 31, 2016, Financial C entered into a non-disclosure and standstill agreement with Everyday Health, which included the Don’t Ask, Don’t Waive provision, and did not include a Fall-away Provision.
On June 2, 2016, Parent entered into a non-disclosure and standstill agreement with Everyday Health, which included the Don’t Ask, Don’t Waive provision, and did not include a Fall-away Provision.
On June 7, 2016, Financial E entered into a non-disclosure and standstill agreement with Everyday Health, which included a Fall-away Provision, and did not include the Don’t Ask, Don’t Waive provision.
On June 8, 2016, Consortium A indicated to management of Everyday Health that Consortium A was not collectively interested in pursuing a strategic transaction with Everyday Health, but that Financial B, who had participated in the Consortium A proposal, remained interested in pursuing a transaction.
From June 9, 2016 through the end of June 2016, management of Everyday Health conducted extensive meetings with representatives of each of Parent, Strategic B, Strategic C, Financial B, Financial C, Financial D and Financial E and each of these parties continued their diligence efforts. Additionally, discussions continued with Individual Investor regarding a potential minority equity investment in Everyday Health, including the potential structuring of such a transaction as a combination of newly-issued Shares purchased from Everyday Health and secondary Shares purchased from Everyday Health’s existing stockholders.
In late June 2016, Individual Investor advised Everyday Health management that he had been in discussions with Institutional Investor, and that, based on those discussions, he believed that Institutional Investor would potentially be interested in making a direct equity investment in Everyday Health. Subsequently, he introduced Institutional Investor to Mr. Wolin and Institutional Investor entered into a non-disclosure and standstill agreement with Everyday Health, which included the Don’t Ask, Don’t Waive provision, and did not include a Fall-away provision. Thereafter, Institutional Investor began conducting due diligence on Everyday Health.
On June 20, 2016, Strategic C entered into a non-disclosure and standstill agreement with Everyday Health, which included the Don’t Ask, Don’t Waive provision and a Fall-away Provision. Upon execution of each of the respective non-disclosure and standstill agreements referenced above, representatives of Qatalyst Partners made the Initial Projections (as described below under “— Certain Unaudited Prospective Financial Information”) available to each of Parent, all constituents of Consortium A, Strategic B, Strategic C, Financial C, Financial D and Financial E.
On June 30, 2016, representatives of Qatalyst Partners sent process letters to each of Parent, Strategic C, Financial B, Financial C, Financial D and Financial E. These process letters requested the submission of preliminary non-binding proposals by July 18, 2016. Strategic B had previously advised Everyday Health that a meeting of Strategic B’s board of directors was scheduled to take place after the bid date and that Everyday Health should expect feedback after such date. As a result, a process letter was not sent to Strategic B. Diligence with each of these parties continued into early July.
In early July, Institutional Investor informally advised Everyday Health management that, based on its diligence to date, Institutional Investor would be interested in making a minority equity investment in Everyday Health at a purchase price of between $6.50 and $7.00 per Share. The closing price of the Common Stock on July 7, 2016 was $7.85 per Share.

On July 12, 2016, representatives of Financial D informed representatives of Qatalyst Partners that they did not expect to submit an offer to acquire Everyday Health as a whole, but would be interested in a transaction limited to the non-consumer portions of Everyday Health.
On July 16, 2016, representatives of Strategic C communicated to Mr. Wolin that they were not interested in further pursuing an acquisition of Everyday Health.
As of July 18, 2016, three all-cash indications of interest had been received through the bid process: (1) Financial C for $10.00 per Share; (2) Financial E for $10.00 to $10.50 per Share; and (3) Financial B for $10.50 per Share, however, Financial B made it clear that it was not able to lead a transaction to acquire Everyday Health and would need to find an appropriate partner in order to proceed. The closing price of the Common Stock on July 18, 2016 was $8.14 per Share. Additionally, each of Financial D and Parent indicated to management of Everyday Health that they were not interested in pursuing an acquisition of the entirety of Everyday Health. Parent expressed that it was only interested in the consumer portion of Everyday Health’s business, while Financial D had previously expressed that it was only interested in the non-consumer portions of Everyday Health’s business on July 12, 2016.
On July 19, 2016, a special telephonic meeting of the Everyday Health Board was convened to discuss the indications of interest received through the bid process. At the outset of the call, representatives of Qatalyst Partners updated the Everyday Health Board regarding the status of discussions with the various prospective bidders. In addition, the Everyday Health Board also discussed the alternative of raising additional equity and continuing as a standalone public company, including the status of discussions with Institutional Investor regarding a minority equity investment in Everyday Health. Following the discussion, the Everyday Health Board determined to engage in discussions with each of the bidders that had submitted indications of interest, permit Financial D and Parent to work together toward submitting a proposal on a joint basis, and instruct Qatalyst Partners to help the Everyday Health Board assess such proposals and other possible transactions. The Everyday Health Board also determined to continue discussions with Institutional Investor regarding a potential minority equity investment. At the conclusion of the meeting, Doug McCormick and Habib Kairouz (the “Rho Directors”), two directors affiliated with Rho Ventures, Everyday Health’s largest stockholder, indicated that Rho Ventures may be interested in rolling its Shares into a potential transaction led by a third party, rather than selling all of its Shares as part of a transaction. The Rho directors were then excused from the meeting and the remaining directors discussed the potential for Rho Ventures to roll its Shares into a strategic transaction.
On July 21, 2016, representatives of Qatalyst Partners separately discussed with each of Parent and Financial D the possibility of partnering with each other for a joint acquisition proposal, given their previously communicated interests in different parts of the Everyday Health business.
On July 21, 2016, representatives of Qatalyst Partners discussed with Financial B that they would keep Financial B in the process, including by possibly allowing Financial B to partner with another party for a joint bid in the event that Financial B was not inclined to separately bid for the entirety of Everyday Health.
On July 21, 2016, representatives of Qatalyst Partners introduced Parent to Financial D regarding the possibility of partnering with each other for joint acquisition proposal.
On July 27, 2016, representatives of a publicly held media company (“Strategic D”) contacted Mr. Wolin, on an unsolicited basis, to express interest in an acquisition of Everyday Health. On July 28, 2016, Strategic D entered into a non-disclosure and standstill agreement with Everyday Health, which included the Don’t Ask, Don’t Waive provision, and did not include a Fall-away Provision, and began conducting its due diligence.
On July 28, 2016, the Everyday Health Board held a regularly scheduled meeting, at which, among other topics, management presented an update on the status of Everyday Health’s business, including Everyday Health’s preliminary financial results for the second quarter ended June 30, 2016 and management’s forecast for the remainder of 2016. In view of Everyday Health’s financial performance during the second quarter ended June 30, 2016, which did not meet Everyday Health’s internal budgeted projections, as well as prevailing industry trends and uncertainties, competitive trends and issues specific to Everyday Health, management presented to the Everyday Health Board revised financial projections, which were downwardly adjusted from Everyday Health’s previously approved operating budget. These revised projections primarily reflected reduced financial expectations for 2016. These revised projections did not reflect material changes to the previously reviewed forecast for years 2017 and beyond, as Everyday Health management had not yet attempted to model the financial projections for periods beyond 2016. The Everyday Health Board questioned management regarding the underlying business developments and the changes in the various assumptions upon which Everyday Health management had based their revised 2016 projections. During the meeting, the Everyday Health Board also discussed the status of the discussions regarding potential strategic transactions and determined to further expand the outreach of Everyday Health to other potential partners in connection with a potential strategic transaction. During the discussion, the Everyday Health Board also discussed the relative merits of pursuing a minority equity investment from Institutional Investor and continuing as a standalone public company.
On August 3, 2016, representatives of Qatalyst Partners contacted representatives of two other private equity firms, one of which (“Financial F”) expressed an interest in a strategic transaction with Everyday Health. On August 9, 2016, Financial F entered into a non-disclosure and standstill agreement with Everyday Health, which included the Don’t Ask, Don’t Waive provision, and did not include a Fall-away Provision, and began conducting due diligence on Everyday Health.
On August 5, 2016, Everyday Health engaged Cooley LLP (“Cooley”), as outside counsel, to assist Everyday Health in connection with its consideration of strategic alternatives.
On August 10, 2016, representatives of Strategic B communicated to Mr. Wolin that they were not interested in further pursuing an acquisition of Everyday Health.
On August 18, 2016, representatives of Strategic D communicated to Mr. Wolin that they were not interested in pursuing an acquisition of Everyday Health.
On August 18, 2016, representatives of Qatalyst Partners contacted representatives of Parent, Financial D and Financial F to indicate a deadline of August 23 for the submission of an offer.
On August 23, 2016, Everyday Health received a joint indication of interest from Parent and Financial D to acquire Everyday Health for $9.00 per Share in cash.
On August 24, 2016, Everyday Health received an indication of interest from Financial F to acquire Everyday Health for between $9.00 and $9.50 per Share in cash. The closing price of the Common Stock on August 24, 2016 was $7.41 per Share.
On August 24, 2016, the Transaction Committee held a telephonic meeting, with representatives of Cooley and Qatalyst Partners participating, to discuss the status of the potential strategic transaction and the prospects of Rho Ventures rolling its Shares into a potential strategic transaction led by a third party, rather than selling all of its Shares as part of the transaction. Cooley reviewed the fiduciary duties of directors in connection with the consideration of the acquisition proposals, and made recommendations as to how to address potential conflicts related to the interest of Rho Ventures in rolling its equity. The Transaction Committee concluded that it would be acceptable to introduce Rho Ventures to the prospective bidders to explore such an alternative in accordance with procedures recommended by Cooley. Additionally, the Transaction Committee concluded that, as long as Rho Ventures was contemplating rolling its Shares into a strategic transaction, the Rho Directors should be recused from any Everyday Health Board discussions concerning the process. The Transaction Committee also discussed the existing strategic alternatives and the indications of interests submitted to date, as well as the possibility of making introductions between the remaining bidders in an effort to enhance stockholder value through a joint acquisition proposal. The Transaction Committee instructed Qatalyst Partners to make such introductions and direct interested parties to submit definitive acquisition proposals.
On August 25, 2016, representatives of Qatalyst Partners communicated to each of Parent and Financial D, on the one hand, and Financial F, on the other, that their prices submitted August 23, 2016 and August 24, 2016, respectively, were significantly lower than other bids received and that in order to progress in the process they would need to significantly increase their bids in any final proposal. Representatives of Qatalyst Partners separately communicated, at the Everyday Health Board’s request, to Financial E and Financial B the possibility of partnering for a joint acquisition proposal.

Between August 9, 2016 and October 10, 2016, a full due diligence data room was opened to (1) Financial B, (2) Financial C and (3) Financial E, and their respective representatives, and between August 26, 2016 and October 10, 2016, a full due diligence data room was opened to (4) Parent, (5) Financial D and (6) Financial F, and their respective representatives, and each of these parties continued their due diligence. During this time, numerous in person and telephonic due diligence sessions were held with each party, management of Everyday Health, representatives of Qatalyst Partners and Cooley. The July 2016 Projections (as described below under “— Certain Unaudited Prospective Financial Information”) were made available to each of Parent, Financial B, Financial C, Financial D, Financial E, Financial F and Strategic D by posting such information in the data room. Additionally, during this period, due diligence calls and meetings continued with Institutional Investor, who also received access to the due diligence data room.
On September 1, 2016, representatives of Qatalyst Partners sent process letters and a draft merger agreement to each of the bidding groups, which included (1) Parent and Financial D, (2) Financial B and Financial E, (3) Financial C and (4) Financial F, requesting the submission of final bids, fully committed financing letters to the extent required, and comments to the draft merger agreements by the specified bid date of September 23, 2016.
On September 7, 2016, Mr. Wolin contacted the chief executive officer of Strategic E to inquire whether Strategic E would be interested in engaging in discussions regarding the acquisition of Everyday Health. On September 8, 2016, the chief executive officer of Strategic E replied to Mr. Wolin, indicating that Strategic E was not interested in engaging in discussions.
On September 8, 2016, representatives of Cooley and Harris Beach, PLLC (“Harris Beach”), outside counsel to Parent, convened a telephone conference to discuss the potential structure of a transaction among Everyday Health, Parent and Financial D.
On September 8, 2016, Everyday Health received a non-binding expression of interest from Institutional Investor to make a minority equity investment in Everyday Health of up to $50 million, with the expectation that at least $15 million would be invested in a combination of newly issued Shares of Everyday Health and direct secondary purchases from Everyday Health’s existing stockholders. The proposed per Share purchase price was a 5% discount to the trailing 30-day average Common Stock price, subject to a cap of  $8.00 per Share. The expression of interest was subject to Institutional Investor’s continuing due diligence. The closing price of the Common Stock on September 8, 2016 was $7.48 per Share.
On September 9, 2016, at a special meeting of the Everyday Health Board, Everyday Health’s management presented to the Everyday Health Board an updated set of financial projections they had prepared for years 2016 through 2020. These projections reflected slightly downward adjustments to the projections for 2016, as well as more significant adjustments to the projections for years beyond 2016, as compared to the financial projections previously provided to the Everyday Health Board, taking into account Everyday Health’s actual year to date financial performance, as well as downwardly-revised longer term growth rates for the various components of Everyday Health’s business, based on management’s view of prevailing industry trends and uncertainties, competitive trends and issues specific to Everyday Health. In presenting the revised projections to the Everyday Health Board, management noted that the revised revenue and Adjusted EBITDA projections were generally in line with the consensus estimates of the securities analysts that covered Everyday Health. The Everyday Health Board questioned management regarding the underlying business developments and the changes in the various assumptions upon which Everyday Health management had based their revised projections.
After the discussion regarding the revised management projections, representatives of Qatalyst Partners joined the meeting and provided a presentation to the Everyday Health Board regarding Everyday Health’s valuation that included financial analyses based on the updated projections prepared by Everyday Health management. The Everyday Health Board also discussed the status of discussions with Institutional Investor regarding a potential equity investment in Everyday Health. Following this discussion, the Rho Directors were recused from the meeting and representatives of Qatalyst Partners provided an update on the status of the discussions with the various prospective bidders. The Everyday Health Board also discussed the potential for Rho Ventures to participate in a strategic transaction. Following the discussion, the Everyday Health Board determined that Everyday Health management should continue discussions with Institutional Investor regarding the terms of a potential equity investment, as this was a potentially attractive alternative for Everyday Health if the bids ultimately submitted were not acceptable to the Everyday Health Board. The Everyday Health Board also determined that Rho Ventures should be introduced to each of the remaining prospective bidders to discuss the potential participation by Rho Ventures along with such parties in a strategic transaction.
On September 14, 2016 and September 16, 2016, each party remaining in the process was separately introduced to Rho Ventures via a call with members of Everyday Health management, which calls were also attended by representatives of Cooley and Qatalyst Partners, respectively, to explore their receptivity to a transaction in which Rho Ventures would participate.
On September 15, 2016, representatives of Financial F contacted representatives of Qatalyst Partners to indicate that they were not able to materially increase their bid price above their initial indication of interest and were not interested in engaging in further discussions.
On September 21, 2016, representatives of Qatalyst Partners spoke with Everyday Health management and recommended delaying the bid date, which had previously been set for September 23, 2016, in response to requests from prospective bidders to receive the preliminary financial results for the third quarter ending September 30, 2016 and an update on Everyday Health’s expected fourth quarter 2016 performance. The Everyday Health Board agreed with Everyday Health’s management to delay the bid date accordingly.
On September 22, 2016, representatives of Parent contacted Mr. Wolin to notify him that they had decided to pursue the acquisition of Everyday Health independent of Financial D, and on September 24, 2016, representatives of Parent notified representatives of Qatalyst Partners that they intended to explore an acquisition of all of Everyday Health, rather than only the consumer portion of Everyday Health’s business.
On September 29, 2016, Parent reaffirmed its desire to pursue an acquisition of Everyday Health on a standalone basis, without the involvement of Financial D.
On September 30, 2016, a representative of Qatalyst Partners discussed the potential transaction with a board member of j2.
In addition, on September 30, 2016, the Everyday Health Board received updates from Everyday Health management regarding Everyday Health’s performance for the third quarter of 2016 and management’s outlook for the fourth quarter of 2016.
On October 2, 2016, representatives of Qatalyst Partners made the revised financial projections, the preliminary financial results for the third quarter ended September 30, 2016 and the Everyday Health’s expected fourth quarter performance available to each of the prospective bidders and communicated that the bid date had been extended to October 10, 2016. These revised financial projections were separately and contemporaneously made available to Institutional Investor.
On October 3, 2016, representatives of Qatalyst Partners sent process letters to each of  (1) Parent, (2) Financial B and Financial E and (3) Financial C, requesting the submission of final bids, fully committed financing letters to the extent required, and comments to the draft merger agreement by the specified bid date of October 10, 2016.
On October 6, 2016, management of Everyday Health held diligence calls with each of  (1) Parent, (2) Financial B and Financial E and (3) Financial C to discuss, among other things, financial results for the third quarter ended September 30, 2016 and Everyday Health’s expected performance for the fourth quarter of 2016 and Everyday Health’s revised projections for years 2017 and beyond.
On October 7, 2016, representatives of Financial B and Financial E communicated to representatives of Qatalyst Partners that they would not be submitting a final bid and that they were no longer interested in pursuing an acquisition of Everyday Health at this time.
On October 10, 2016, two all-cash bids were received: (1) Financial C for $9.50 per Share; and (2) Parent for $10.50 per Share. Parent also submitted a markup of the draft merger agreement and related disclosure schedules and indicated that Parent had completed its due diligence, other than customer calls, and was prepared to complete negotiations on the merger agreement within five to seven business days. Financial C submitted an issues list with regard to the draft merger agreement and requested an exclusivity period of 45 business days to complete negotiation of the merger agreement and to allow its debt financing sources to complete confirmatory due diligence. Each of Parent and Financial C indicated that they would consider permitting Rho Ventures to participate in the transaction, with Parent proposing that Rho Ventures exchange its Shares of Everyday Health for shares of j2 Global or another mutually acceptable instrument and Financial C offering Rho Ventures the ability to exchange its Shares of Everyday Health for interests in its proposed acquisition vehicle. Neither the group of Financial B and Financial E nor Financial F submitted bids.
In addition, on October 10, 2016, Institutional Investor provided Everyday Health with an updated non-binding proposal to make a minority equity investment in Everyday Health of  $15 million to $50 million, with a minimum of  $15 million to be invested through the purchase of newly-issued Shares from Everyday Health and the possibility that the additional amount may be used to acquire outstanding Shares from Everyday Health’s existing stockholders. The proposed per Share purchase price was a 5% discount to the trailing 30-day average Common Stock price, subject to a cap of  $8.00 per Share. In its proposal, Institutional Investor confirmed that it had completed its business due diligence and was prepared to close the investment within the following 10 days, subject only to conducting confirmatory legal diligence.
On October 11, 2016, the Everyday Health Board again held a special meeting, with the Rho Directors recused, to discuss the bids received and to consider whether to proceed with a potential strategic transaction with one of the bidding parties. Representatives of Qatalyst Partners provided a presentation to the Everyday Health Board regarding the process conducted to date, which included the evaluation of over 30 potential strategic and financial acquirers, of whom 16 were contacted, and the degree of discussions that had been held with each. Representatives of Qatalyst Partners then provided an overview of the terms of the two final bids and an evaluation of the financial terms of the two proposals, in light of Everyday Health management’s projected operating performance. Cooley apprised the Everyday Health Board of certain material terms of the proposed merger agreement delivered by Parent. During this meeting, management of Everyday Health reached out to Parent to encourage Parent and j2 to raise their bid price to $10.75 per Share.
At this meeting, the Everyday Health Board also assessed the relative merits of proceeding with a strategic transaction compared to continuing as a standalone public company with equity investment from Institutional Investor and executing on its business plan, including the risks and uncertainties related to a standalone approach. In particular, the Everyday Health Board considered the prevailing industry trends and uncertainties, competitive trends and issues specific to Everyday Health, and that a significant time would likely be required in order for Everyday Health to achieve growth rates that would potentially translate to a Share price commensurate with the Parent bid and the related execution risks associated with such a strategy. In evaluating the prospects of continuing as a standalone company, the Everyday Health Board also weighed the significant dilution that an equity investment on the terms proposed by Institutional Investor would cause for Everyday Health’s existing stockholders. After evaluating the relative benefits and risks of the various alternatives, the Everyday Health Board unanimously approved the pursuit of a transaction with Parent and the entry into an exclusivity agreement in connection therewith.
Subsequent to this meeting, Qatalyst Partners informed Parent that Parent’s bid was selected for negotiation and presented a seven-day exclusivity period that lasted until 11:59 p.m. Pacific Time on October 18, 2016 on the basis of, among other things, a price of  $10.75 per Share. Parent agreed to proceed on this basis, subject to coming to terms on the definitive agreements and an agreement by Everyday Health to proceed with Parent on an exclusive basis.
Between October 12, 2016 and October 20, 2016, management of Everyday Health held multiple calls with representatives of Parent and Qatalyst Partners, respectively, regarding the transaction and the progress with customer calls. Over the course of this week, Cooley and Harris Beach negotiated the terms of the Merger Agreement.
On October 14, 2016, Everyday Health entered into an exclusivity agreement with Parent that lasted until 11:59 p.m. Pacific Time on October 18, 2016.

Everyday Health and Parent negotiated the terms of definitive agreements through the end of the exclusivity period, including the degree of tender agreements that would be required from stockholders of Everyday Health, the size of the proposed termination fee payable by Everyday Health in certain circumstances, the enforcement of standstill agreements by Everyday Health, the ability of the Everyday Health Board to change its recommendation in the event of a change in circumstances, the degree of diligence the parties would be required to exercise in order to obtain regulatory approvals and the period of time Parent would have to match any Superior Offer (as defined in the Merger Agreement) received by Everyday Health.
On October 16, 2016, Rho Ventures advised Everyday Health that it had determined not to participate in a potential transaction based upon the terms proposed by Parent. Following this time, the Rho Directors participated in all future discussions of the Everyday Health Board regarding a potential strategic transaction.
On October 18, 2016, representatives of Parent contacted management of Everyday Health and indicated they needed to do additional diligence around stock based compensation. The Everyday Health management team suggested a meeting to discuss stock based compensation as well as potential additional areas of synergies. Between October 18, 2016 and October 20, 2016, representatives of Parent and Everyday Health had a series of telephone conferences regarding, among other items, stock based compensation, synergies and Everyday Health’s ongoing financial performance.
On October 18, 2016, representatives of Cooley and Harris Beach discussed a number of remaining open issues in the Merger Agreement, including the amount of the termination fee payable by Everyday Health to Parent in certain circumstances, the threshold percentage of the outstanding Shares exercising appraisal rights on which the Offer would be conditioned, the degree of diligence that the parties be required to use to obtain regulatory approvals and Parent’s ability to receive expense reimbursement in the event that the Offer fails due to the extent appraisal rights are exercised by Everyday Health stockholders. Later in the day, Harris Beach delivered to Cooley a revised draft of the Merger Agreement reflecting Everyday Health’s proposals with respect to these issues.
On October 19, 2016, Cooley delivered to Harris Beach a revised draft of the Merger Agreement.
On October 20, 2016, a meeting of the Everyday Health Board was held, during which the terms of the proposed transaction, along with recent developments, were discussed. Cooley described the terms of the Merger Agreement to the Everyday Health Board and apprised the Everyday Health Board of the remaining open issues in the Merger Agreement. The Everyday Health Board also discussed the meeting to be held later that day between Everyday Health management and representatives of Parent.
Later on October 20, 2016, members of the management of Everyday Health and Parent, together with their respective representatives, met to further discuss Everyday Health’s historical stock based compensation practices and Everyday Health’s expected financial performance during the fourth quarter of 2016. Later that day, Parent advised Everyday Health management and Cooley that its final bid price was $10.50 per Share.
Shortly prior to the closing of trading on October 20, 2016, Reuters published an article reporting that Everyday Health was exploring strategic alternatives, including a possible sale. Throughout the evening of October 20, 2016, representatives of Everyday Health and Parent negotiated the remaining issues in the Merger Agreement, including Parent’s entitlement to receive expense reimbursement in the event that the Offer fails due to the extent appraisal rights are exercised by Everyday Health stockholders.
On October 21, 2016, the Everyday Health Board met telephonically, with management of Everyday Health and representatives of Qatalyst Partners and Cooley present, to consider the proposed transaction with Parent. At the meeting, Cooley reviewed the fiduciary duties of directors in connection with the consideration of the acquisition proposal, key provisions of the merger agreement, including structure and timing considerations, offer conditions, required regulatory approvals, treatment of options, restricted stock units and warrants, the non-solicitation clause and fiduciary duty exceptions that would permit Everyday Health to negotiate and accept an unsolicited superior offer, subject to compliance with Parent’s match rights, the change of board recommendation provisions, the termination provisions and termination fees and circumstances under which the payment of termination fees would be triggered. Representatives of

Qatalyst Partners gave a presentation containing financial analyses relating to the valuation of Everyday Health and rendered its oral opinion to the Everyday Health Board, which was subsequently confirmed by delivery of a written opinion dated October 21, 2016, to the effect that, as of such date and based upon and subject to the assumptions made, matters considered and limits on the review undertaken by Qatalyst Partners in preparing the opinion, the Merger Consideration to be received by the holders of Common Stock (other than Parent, Project Echo Acquisition Corp. or any of their respective affiliates) (the “Holders”), pursuant to the Merger Agreement was fair, from a financial point of view, to such Holders. See Item 4. “The Solicitation or Recommendation — Opinion of Financial Advisor” below for a description of the opinion. After further discussion, the Everyday Health Board unanimously (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are fair and advisable to, and in the best interest of, Everyday Health and its stockholders, (ii) agreed that the Merger Agreement shall be subject to, and the Merger shall be effected under, Section 251(h) of the DGCL, (iii) approved the execution, delivery and performance by Everyday Health of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger and (iv) recommended that Everyday Health’s stockholders tender their Shares to Purchaser pursuant to the Offer, subject to the right of the Board to withdraw or modify its recommendation in accordance with the terms of the Merger Agreement.
On October 21, 2016, prior to the opening of the stock markets in the United States, the parties finalized the Merger Agreement and disclosure schedules, and the Merger Agreement was executed, following which Everyday Health and Parent announced the Transaction via separate press releases.
(c)
Reasons for Recommendation

The Everyday Health Board, with the assistance of Everyday Health’s senior management and its financial and legal advisors, evaluated the Merger Agreement and the Transactions and unanimously (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are fair and advisable to, and in the best interest of, Everyday Health and its stockholders, (ii) agreed that the Merger shall be effected under Section 251(h) of the DGCL, (iii) approved the execution, delivery and performance by Everyday Health of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, and (iv) resolved to recommend that Everyday Health’s stockholders tender their Shares to Purchaser pursuant to the Offer.
In the course of reaching its unanimous determination, the Everyday Health Board carefully considered the following reasons that weighed positively in favor of its decision, among others and not necessarily in order of relative importance:
Offer Considerations
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Premium to Market Price.   The Everyday Health Board considered the current and historical market prices of the Shares. The Offer Price of  $10.50 per Share represents a compelling premium to historical market prices of the Shares, including (i) a 28% premium to the unaffected closing share price on October 19, 2016, the trading day prior to media reports that Everyday Health was considering strategic alternatives; and (ii) a 34% and 57% premium to the average closing prices for the Shares for the 30-day period and 52-week period, respectively, ended on October 19, 2016.

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Cash Consideration.   The Offer Price and the Merger Consideration are all cash, so that the Transactions provide certainty, immediate value and liquidity to our stockholders.

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Arm’s Length Negotiations.   The Everyday Health Board’s belief that, as a result of arm’s length negotiations with Parent and Purchaser, Everyday Health and its representatives negotiated the highest price per share that Parent was willing to pay for Everyday Health and that the terms of the Merger Agreement include the most favorable terms to Everyday Health in the aggregate to which Parent was willing to agree.

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Extensive Process.   The Everyday Health Board’s belief that it had engaged in an extensive process to obtain the best value reasonably available for its stockholders and created an opportunity for other potentially interested parties to negotiate a transaction with Everyday Health if such parties were interested in a strategic transaction.

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Most Favorable Strategic Alternative.   The Everyday Health Board’s belief, after a thorough review of strategic alternatives and discussions with Everyday Health management, financial advisor and legal counsel, that the sale of Everyday Health for the Offer Price is more favorable to the stockholders of Everyday Health than the potential value that might have resulted from other strategic options available to Everyday Health, including, but not limited to, remaining a standalone public company. In particular:

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The Everyday Health Board, together with Qatalyst Partners, evaluated over 30 potential strategic and financial acquirers, of whom close to 16 were contacted regarding interest in a potential transaction, including Everyday Health’s closest competitor. Everyday Health entered into non-disclosure and standstill agreements and engaged in due diligence with or provided management presentations to 10 prospective bidders and ultimately two final bids were presented to the Everyday Health Board for consideration. The bidding process, including the conversations, negotiations and diligence conducted with the several interested parties, ultimately led the Everyday Health Board to believe that the $10.50 price per Share was the highest price any potential buyer was willing to offer.

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The Everyday Health Board considered the relative merits of proceeding with a strategic transaction compared to continuing as a standalone public company, including potentially with a minority equity investment from Institutional Investor, and executing on its business plan, including the risks and uncertainties related to a standalone approach. In particular, the Everyday Health Board considered the prevailing industry trends and uncertainties, competitive trends and issues specific to Everyday Health, and that a significant time would likely be required in order for Everyday Health to achieve growth rates that would potentially translate to a share price commensurate with Parent’s bid and the related execution risks associated with such a strategy. In evaluating the prospects of continuing as a standalone company, the Everyday Health Board also weighed the significant dilution that an equity investment on the terms proposed by Institutional Investor would cause for Everyday Health’s existing stockholders.

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Speed and Likelihood of Completion.   The Everyday Health Board considered the likelihood of completion of the Transactions to be high, particularly after taking into account (i) the terms of the Merger Agreement and relatively limited nature of the conditions of the Offer, including the absence of any financing condition, (ii) the financial position of Parent, (iii) the remedy of specific performance available to Everyday Health under the Merger Agreement, (iv) the belief of the Everyday Health Board that the Transactions are unlikely to be delayed by any regulatory review and (v) the structure of the Transactions as a cash tender offer for all outstanding Shares, with the expected result that a relatively short period will elapse before Everyday Health’s stockholders receive the Offer Price, followed by the Merger under Section 251(h) of the DGCL, which would not require additional stockholder approval, and in which stockholders who do not validly exercise appraisal rights will receive the same consideration received by those stockholders who tender their Shares in the Offer.

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Fairness Opinion of Qatalyst Partners.   The Everyday Health Board considered the financial analyses and a presentation of representatives of Qatalyst Partners. Representatives of Qatalyst Partners rendered to the Everyday Health Board its oral opinion, which was subsequently confirmed by delivery of a written opinion dated October 21, 2016, to the effect that, as of such date and based upon and subject to the various assumptions, considerations and limitations and other matters set forth therein, the Merger Consideration to be received by the Holders pursuant to the Merger Agreement was fair, from a financial point of view, to such Holders. See “— Opinion of Financial Advisor” below for a description of the opinion. The full text of the written opinion of Qatalyst Partners, dated October 21, 2016, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken in rendering the opinion, has been attached as Annex I to this Schedule 14D-9 and is incorporated herein by reference.

Other Considerations
The Everyday Health Board also considered a variety of risks and other potentially adverse factors in determining whether to approve the Merger Agreement and the Transactions, including the following, which are not necessarily listed in order of relative importance:
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No Ongoing Interest in Everyday Health.   The fact that Everyday Health would no longer exist as an independent, publicly traded company and Everyday Health’s stockholders would no longer participate in any future earnings or growth of Everyday Health or benefit from the successful execution of Everyday Health’s current strategy as a public company.

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Effect of Announcement and Pendency of Merger.   The potential effects of the announcement and pendency of the Offer and Merger on Everyday Health’s operations, including the possibility of diverting the attention of management and other resources from the operation of Everyday Health’s business and potentially causing customers and others to seek to change their relationship with Everyday Health, as well as the effect on Everyday Health’s ability to attract, retain and motivate key employees.

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Failure to Close.   The risk that, if the Merger is not consummated in a timely manner or at all, the market price of the Shares may be adversely affected, and Everyday Health will have incurred substantial expenses related to the Offer and the Merger.

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Interests of Everyday Health Executive Officers and Directors.   The financial interests of our executive officers and directors and the fact that our executive officers and members of the Everyday Health Board may be deemed to have interests in the execution and delivery of the Merger Agreement and the consummation of the Transactions that may be different from or in addition to those of Everyday Health’s stockholders, generally.

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Termination Fee.   The possibility that, under certain circumstances, Everyday Health may be required to pay Parent a termination fee of  $15.2 million, including the potential effect of such termination fee to deter other potential acquirers from publicly making a competing offer for Everyday Health that might be more advantageous to Everyday Health’s stockholders, and the impact of the termination fee on Everyday Health’s ability to engage in certain other transactions for 12 months from the date of the Merger Agreement is terminated in certain circumstances.

•
Restrictions on Business.   The restrictions in the Merger Agreement on the conduct of Everyday Health’s business prior to the consummation of the Merger, which may delay or prevent Everyday Health from undertaking business or other opportunities that may arise prior to the consummation of the Offer or the Merger.

•
Tax Effect.   The fact that any gain realized by Everyday Health’s stockholders as a result of the Offer and the Merger generally will be taxable to the stockholders for U.S. federal income tax purposes.

The Everyday Health Board concluded that the risks, uncertainties, restrictions and potentially negative factors associated with the Offer and Merger were outweighed by the potential benefits of the Offer and Merger.
The foregoing discussion of the Everyday Health Board’s reasons for its recommendation to accept the Offer is not meant to be exhaustive, but addresses the material information and factors considered by the Everyday Health Board in connection with its recommendation. In view of the wide variety of factors considered by the Everyday Health Board in connection with the evaluation of the Offer and the complexity of these matters, the Everyday Health Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. Rather, our directors made their determinations and recommendations based on the totality of the information presented to them, and the judgments of individual members of the Everyday Health Board may have been influenced to a greater or lesser degree by different reasons. In arriving at their respective recommendations, the members of the Everyday Health Board considered the interests of our executive officers and directors as described above under Item 3. “Past Contacts, Transactions, Negotiations and Agreements.” The foregoing description is forward-looking in nature and should be read in light of the factors discussed in the section titled Item 8. “Additional Information — Cautionary Note Regarding Forward-Looking Statements.”
(d)
Certain Unaudited Prospective Financial Information

While Everyday Health issues near-term revenue, EBITDA and earnings guidance, as a matter of course, it does not publicly disclose internal forecasts or projections as to future performance or results of operations due to the inherent unpredictability of the underlying assumptions and projections. In connection with the annual preparation of its budget and to facilitate planning in connection therewith, Everyday Health management prepares certain financial projections for the Everyday Health Board. From time to time, management provides the Everyday Health Board with updates to these projections, when our actual performance and prevailing market conditions result in prior projections becoming outdated. As described in greater detail above under “— Background of the Merger,” in September 2016, Everyday Health management prepared and provided updated financial projections to the Everyday Health Board. Everyday Health also provided these projections (the “September 2016 Projections”) to Qatalyst Partners, who was directed by the Everyday Health Board to use them in connection with the rendering of its fairness opinion to the Everyday Health Board and performing its related financial analysis, as described below under the heading “— Opinion of Financial Advisor” in this Item 4 of this Schedule 14D-9. Everyday Health also provided the September 2016 Projections to the bidders with access to our electronic data room.
September 2016 Projections
The September 2016 Projections set forth below are included solely to give Everyday Health’s stockholders access to certain financial projections that were made available to the Everyday Health Board, its advisors and the remaining bidders and are not included in this Schedule 14D-9 in order to influence any stockholder’s decision to tender Shares in the Offer or for any other purpose. The remaining bidders received a subset of the September 2016 Projections, the 2016E – 2018E Revenue and Adjusted EBITDA.
The September 2016 Projections were not prepared with a view toward public disclosure, or with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or United States generally accepted accounting principles (“GAAP”). Neither our independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the prospective financial information included below, or expressed any opinion or any other form of assurance on such information or its achievability.
The September 2016 Projections reflect numerous estimates and assumptions made by Everyday Health’s management with respect to general business, economic, competitive, and other market and financial conditions and other future events, all of which are difficult to predict and many of which are beyond Everyday Health’s control.
The September 2016 Projections reflect subjective judgment in many respects and, therefore, are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. The inclusion of the September 2016 Projections should not be regarded as an indication that Everyday Health or anyone who received the September 2016 Projections then considered, or now considers, the September 2016 Projections to be necessarily predictive of actual future events, and this information should not be relied upon as such. Everyday Health management views the September 2016 Projections as being subject to inherent risks and uncertainties associated with such long-range projections.
The September 2016 Projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding Everyday Health in our public filings with the SEC. The September 2016 Projections do not take into account any circumstances or events occurring after the date they were prepared, including any potential changes resulting from the Offer or the Merger. Further, the September 2016 Projections do not take into account the effect of any failure of the Offer or the Merger to be consummated and should not be viewed as accurate or continuing in that context.

September 2016 Projections
(dollars in millions)
	2016E	2017E	2018E	2019E	2020E	2021E(4)
Revenue	$256*	$286*	$325*	$359	$395	$434
Adjusted EBITDA(1)	45*	53*	67*	77	89	98
Adjusted EBITDA (ex. Cap. Expenses)(2)	28	35	48	57	68	75
Unlevered Free Cash Flow(3)	15	14	40	48	42	35

(1)
Defined as net income (loss), plus: provision for income taxes; other (income) expense, net; depreciation and amortization; and stock-based compensation.

(2)
Defined as Adjusted EBITDA less capitalized software costs and website development costs.

(3)
Unlevered Free Cash Flow is calculated by subtracting cash taxes, capital expenditures, payments for businesses acquired and investment in working capital from Adjusted EBITDA and.

(4)
2021E represents an Everyday Health management extrapolation provided to Qatalyst Partners for purposes of its analysis.

*
Indicates subset of the September 2016 Projections sent to the remaining bidders.

July 2016 Projections
In July 2016, our management updated the financial projections included in the Initial 2016 Projections (as defined below) based on the status of Everyday Health’s business, including Everyday Health’s preliminary financial results for the second quarter ended June 30, 2016 and management’s forecast for the remainder of 2016. In view of Everyday Health’s financial performance during the second quarter, which did not meet Everyday Health’s internal budgeted projections, as well as prevailing industry trends and uncertainties, competitive trends and issues specific to Everyday Health, Everyday Health management presented to the Everyday Health Board the July 2016 Projections, which forecast Everyday Health’s financial performance for the remainder of 2016 through 2018. These projections primarily reflected downward adjustments to the 2016 projections included in the Initial 2016 Projections. The July 2016 projections did not reflect material changes to the previously reviewed forecast for years 2017 and beyond, as Everyday Health management had not yet attempted to model the financial projections for periods beyond 2016. The July 2016 Projections reflect estimates and assumptions made by Everyday Health’s management with respect to general business, economic, competitive, and other market and financial conditions and other future events, all of which are difficult to predict and many of which are beyond Everyday Health’s control. Moreover, as described above, in September 2016, Everyday Health management and the Everyday Health Board determined that the assumptions upon which the July 2016 Projections were based had become outdated. The Everyday Health Board considered the September 2016 Projections and not the July 2016 Projections or the Initial 2016 Projections at the Everyday Health Board meeting on October 21, 2016 at which the Transactions were approved.
The July 2016 Projections were made available to Qatalyst Partners and the remaining bidders that had entered into non-disclosure agreements with Everyday Health. The July 2016 Projections set forth below are included solely to give Everyday Health’s stockholders access to certain financial projections that were made available to the Everyday Health Board, Everyday Health advisors and the remaining bidders and are not included in this Schedule 14D-9 in order to influence any stockholder’s decision to tender Shares in the Offer or for any other purpose.
July 2016 Projections
(dollars in millions)
	2016E	2017E	2018E
Revenue	$260	$312	$371
Adjusted EBITDA(1)	48	67	96

(1)
Defined as net income (loss), plus: provision for income taxes; other (income) expense, net; depreciation and amortization; and stock-based compensation.

Initial 2016 Projections
In early 2016, our management prepared and presented to the Everyday Health Board, in connection with the annual preparation of our operating budget and to facilitate planning in connection therewith, certain financial projections (the “Initial 2016 Projections”). These Initial 2016 Projections reflect numerous estimates and assumptions made by Everyday Health’s management with respect to general business, economic, competitive, and other market and financial conditions and other future events, all of which are difficult to predict and many of which are beyond Everyday Health’s control. Moreover, as described above, in July 2016, Everyday Health management and the Everyday Health Board determined that the assumptions upon which the Initial 2016 Projections were based were overly optimistic and had become outdated.
The Everyday Health Board considered the September 2016 Projections and not the Initial 2016 Projections or the July 2016 Projections at the Everyday Health Board meeting on October 21, 2016 at which the Transactions were approved.
The Initial 2016 Projections were made available to Qatalyst Partners and the bidders that had entered into non-disclosure agreements with Everyday Health. The Initial 2016 Projections set forth below are included solely to give Everyday Health’s stockholders access to certain financial projections that were made available to the Everyday Health Board, Everyday Health advisors and the bidders and are not included in this Schedule 14D-9 in order to influence any stockholder’s decision to tender Shares in the Offer or for any other purpose.
Initial 2016 Projections
(dollars in millions)
	2016E	2017E	2018E
Revenue	$267	$314	$373
Adjusted EBITDA(1)	51	70	96

(1)
Defined as net income (loss), plus: provision for income taxes; other (income) expense, net; depreciation and amortization; and stock-based compensation

GAAP Reconciliation of Management Projections
Adjusted EBITDA and Adjusted EBITDA excluding capitalized expenses projections are non-GAAP financial measures that Everyday Health currently calculates according to the schedule below, using estimated target GAAP amounts as indicated below. Everyday Health believes that Adjusted EBITDA and Adjusted EBITDA excluding capitalized expenses are measures that are generally accepted as providing useful information regarding a company’s ability to incur and service debt as well as productivity and cash generation. Everyday Health’s management uses these measures as well as other financial measures in connection with its decision-making activities. Adjusted EBITDA and Adjusted EBITDA excluding capitalized expenses should not be considered in isolation or as a substitute for net income (loss), cash flows from operations or other consolidated income or cash flow data prepared in accordance with GAAP. Everyday Health’s method for calculating Adjusted EBITDA and Adjusted EBITDA excluding capitalized expenses may not be comparable to methods used by other companies.

Non-GAAP Reconciliation
September 2016 Projections
(dollars in millions)
	2016E	2017E	2018E	2019E	2020E
Adjusted EBITDA (ex. Cap. Expenses)	$28	$35	$48	$57	$68
Plus: Capitalized expenses	17	18	19	20	21
Adjusted EBITDA	45	53	67	77	89
Less:
Depreciation and amortization	23	23	24	25	26
Interest expense, net	6	4	3	3	2
Income tax provision	3	2	2	2	3
Acquisition-related charges	18	—	—	—	—
Stock-based compensation	14	14	15	16	17
Net (Loss) Income	$(18)	$10	$23	$32	$41

Non-GAAP Reconciliation
July 2016 Projections
(dollars in millions)
	2016E	2017E	2018E
Adjusted EBITDA	48	67	96
Less:
Depreciation and amortization	23	23	24
Interest expense, net	6	4	3
Income tax provision	3	2	2
Acquisition-related charges	18	—	—
Stock-based compensation	14	14	15
Net (Loss) Income	$(16)	$24	$52

Non-GAAP Reconciliation
Initial 2016 Projections
(dollars in millions)
	2016E	2017E	2018E
Adjusted EBITDA	51	70	96
Less:
Depreciation and amortization	23	23	24
Interest expense, net	5	4	3
Income tax provision	2	2	2
Acquisition-related charges	18	—	—
Stock-based compensation	13	14	15
Net (Loss) Income	$(9)	$27	$52

(e)
Opinion of Financial Advisor

Everyday Health retained Qatalyst Partners to act as its financial advisor to the Everyday Health Board in connection with a potential transaction such as the Offer and the Merger and to evaluate whether the Merger Consideration to be received by the Holders pursuant to the Merger Agreement was fair, from a financial point of view, to such Holders. Everyday Health selected Qatalyst Partners to act as its financial advisor based on Qatalyst Partners’ qualifications, expertise, reputation and knowledge of the business of Everyday Health and the industry in which it operates. Qatalyst Partners has provided its written consent to the reproduction of the Qatalyst Partners’ opinion in this Schedule 14D-9. At the meeting of the Everyday

Health Board on October 21, 2016, Qatalyst Partners rendered its oral opinion, subsequently confirmed in writing, that, as of such date and based upon and subject to the various assumptions, considerations, limitations and other matters set forth therein, the Merger Consideration to be received by the Holders pursuant to the Merger Agreement was fair, from a financial point of view, to such Holders. Qatalyst Partners delivered its written opinion, dated October 21, 2016, to Everyday Health following the meeting of the Everyday Health Board.
The full text of Qatalyst Partners’ written opinion to the Everyday Health Board, dated October 21, 2016, is attached to this Schedule 14D-9 as Annex I and is incorporated into this Schedule 14D-9 by reference. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations and qualifications of the review undertaken by Qatalyst Partners in rendering its opinion. You should read the opinion carefully and in its entirety. Qatalyst Partners’ opinion was provided to the Everyday Health Board and addresses only, as of the date of the opinion, the fairness, from a financial point of view, of the Merger Consideration to be received by the Holders pursuant to the Merger Agreement, and it does not address any other aspect of the Offer or the Merger. It does not constitute a recommendation as to whether any holder of shares of Common Stock should tender shares of Common Stock in connection with the Offer or any other matter and does not in any manner address the prices at which the Common Stock will trade at any time. The summary of Qatalyst Partners’ opinion is qualified in its entirety by reference to the full text of the opinion.
In arriving at its opinion, Qatalyst Partners reviewed the Merger Agreement, certain related documents, and certain publicly available financial statements and other business and financial information of Everyday Health. Qatalyst Partners also reviewed certain forward-looking information relating to Everyday Health prepared by the management of Everyday Health, including financial projections and operating data prepared by the management of Everyday Health on which the Everyday Health Board instructed Qatalyst Partners to rely, which we refer to as the “September 2016 Projections,” which are described in more detail above in the section of this Schedule 14D-9 titled “— Certain Unaudited Prospective Financial Information.” Additionally, Qatalyst Partners discussed the past and current operations and financial condition and the prospects of Everyday Health with senior executives of Everyday Health. Qatalyst Partners also reviewed the historical market prices and trading activity for the Common Stock and compared the financial performance of Everyday Health and the prices and trading activity of the Common Stock with that of certain other selected publicly-traded companies and their securities. In addition, Qatalyst Partners reviewed the financial terms, to the extent publicly available, of selected acquisition transactions and performed such other analyses, reviewed such other information and considered such other factors as Qatalyst Partners deemed appropriate.
In arriving at its opinion, Qatalyst Partners assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to, or discussed with, Qatalyst Partners by Everyday Health. With respect to the September 2016 Projections, Qatalyst Partners was advised by the management of Everyday Health, and Qatalyst Partners assumed, that the September 2016 Projections had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Everyday Health of the future financial performance of Everyday Health and other matters covered thereby. Qatalyst Partners assumed that the Offer and the Merger will be consummated in accordance with the terms set forth in the Merger Agreement, without any modification, waiver or delay. In addition, Qatalyst Partners assumed that in connection with the receipt of all the necessary approvals of the Offer and the Merger, no delays, limitations, conditions or restrictions will be imposed that could have an adverse effect on Everyday Health or the contemplated benefits expected to be derived in the Offer and the Merger. Qatalyst Partners did not make any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Everyday Health, nor was Qatalyst Partners furnished with any such evaluation or appraisal. In addition, Qatalyst Partners relied, without independent verification, upon the assessment of the management of Everyday Health as to the existing and future technology and products of Everyday Health and the risks associated with such technology and products. Qatalyst Partners’ opinion has been approved by Qatalyst Partners’ opinion committee in accordance with its customary practice.
Qatalyst Partners’ opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of, October 21, 2016. Events occurring after such date may affect Qatalyst Partners’ opinion and the assumptions used in preparing the opinion, and Qatalyst

Partners does not assume any obligation to update, revise or reaffirm the opinion. Qatalyst Partners’ opinion does not address the underlying business decision of Everyday Health to engage in the Offer and the Merger, or the relative merits of the Offer and the Merger as compared to any strategic alternatives that may be available to Everyday Health. Qatalyst Partners’ opinion is limited to the fairness, from a financial point of view, of the consideration to be received by the Holders pursuant to the Merger Agreement and Qatalyst Partners expresses no opinion with respect to the fairness of the amount or nature of the compensation to any of Everyday Health’s officers, directors or employees, or any class of such persons, relative to such consideration.
The following is a brief summary of the material analyses performed by Qatalyst Partners in connection with its opinion dated October 21, 2016. The analyses and factors described below must be considered as a whole; considering any portion of such analyses or factors, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Qatalyst Partners’ opinion. For purposes of its analyses, Qatalyst Partners utilized both the consensus of third-party research analysts’ projections for Everyday Health, which we refer to as the “Analyst Projections,” as well as the September 2016 Projections. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone, and in order to more fully understand the financial analyses used by Qatalyst Partners, the tables must be read together with the full text of each summary. Considering the data set forth below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Qatalyst Partners’ financial analyses.
Discounted Cash Flow Analysis
Qatalyst Partners performed a discounted cash flow analysis, which is designed to imply a potential, present value of share values for the Common Stock as of September 30, 2016 by:
•
adding:

•
the implied net present value of the estimated future unlevered free cash flows of Everyday Health, based on the September 2016 Projections (which implied present value was calculated by using a range of discount rates of 8.0% to 12.5%, based on an estimated weighted average cost of capital for Everyday Health); and

•
the implied net present value of a corresponding terminal value of Everyday Health, calculated by multiplying the estimated Adjusted EBITDA (as described in the section of this Schedule 14D-9 titled “— Certain Unaudited Prospective Financial Information”), less any capitalized software and website development costs, which we refer to as the estimated “Adjusted EBITDA Excluding Capitalized Expenses,” in calendar year 2021, based on the September 2016 Projections, by a range of multiples of fully-diluted enterprise value to next-twelve-months estimated Adjusted EBITDA Excluding Capitalized Expenses of 6.5x to 10.5x and discounted to present value using the same range of discount rates used in the immediately preceding bullet;

•
subtracting:

•
Everyday Health’s estimated debt balance, net of the estimated cash outstanding, as of September 30, 2016, as provided by Everyday Health management;

•
applying a dilution factor of approximately 22%, as projected by Everyday Health management, to reflect the dilution to current stockholders over the projection period due to the effect of future equity compensation grants; and

•
dividing the resulting amount by the number of fully-diluted shares of common stock outstanding as of October 3, 2016, as adjusted for shares of common stock, restricted stock units, performance stock units, stock options and warrants outstanding (assuming treasury stock method) as of October 3, 2016, as provided by Everyday Health management.

Based on the calculations set forth above, this analysis implied a range of values for the shares of Common Stock of approximately $7.26 to $13.31 per share.

Selected Companies Analysis
Qatalyst Partners compared selected financial information and public market multiples for Everyday Health with publicly available information and public market multiples for selected companies. The companies used in this comparison were the companies listed below which were selected from publicly traded companies in the consumer internet industry by Qatalyst Partners based on its professional judgment, which included such factors as companies participating in similar lines of businesses to Everyday Health, having similar financial performance, or having other relevant or similar characteristics.
Selected Companies
Bankrate, Inc.
DHI Group, Inc.
IAC/InterActiveCorp
QuinStreet, Inc.
TechTarget, Inc.
WebMD Health Corp.
Based upon research analyst consensus estimates for calendar year 2017, and using the closing share prices as of October 20, 2016, for shares of the selected companies, Qatalyst Partners calculated, among other things, the implied fully diluted enterprise value divided by the estimated consensus Adjusted EBITDA Excluding Capitalized Expenses for calendar year 2017, which we refer to as the “CY17E Adjusted EBITDA Excluding Capitalized Expenses Multiples,” for each of the selected companies. The median CY17E Adjusted EBITDA Excluding Capitalized Expenses Multiple for the selected companies analyzed was 8.2x.
Based on an analysis of the CY17E Adjusted EBITDA Excluding Capitalized Expenses Multiples for each of the selected companies, Qatalyst Partners selected a representative range of 7.0x to 10.0x and applied this range to Everyday Health’s calendar year 2017 estimated Adjusted EBITDA Excluding Capitalized Expenses based on each of the Analyst Projections and the September 2016 Projections.
This analysis implied a range of values for the shares of Common Stock of approximately $4.51 to $7.47 per share based on the September 2016 Projections, and approximately $5.94 to $9.41 per share based on the Analyst Projections.
No company included in the selected companies analysis is identical to Everyday Health. In evaluating the selected companies, Qatalyst Partners made judgments and assumptions with regard to (1) industry performance; (2) general business, economic, market and financial conditions; and (3) other matters. Many of these matters are beyond the control of Everyday Health, such as (1) the impact of competition on the business of Everyday Health and the industry in general; (2) industry growth; and (3) the absence of any material adverse change in the financial condition and prospects of Everyday Health or the industry or in the financial markets in general. Mathematical analysis, such as determining the arithmetic mean, median, or the high or low, is not in itself a meaningful method of using selected company data.
Selected Transactions Analysis
Qatalyst Partners compared four selected transactions involving companies in the consumer internet industry announced between October 2012 and October 2016, including transactions involving companies participating in similar lines of businesses to Everyday Health, having similar financial performance, or having other relevant or similar characteristics. These transactions are listed below:
Announcement Date	Target	Acquiror
August 9, 2016	Monster Worldwide, Inc.	Randstad North America, Inc.
July 25, 2016	Yahoo Holdings, Inc.(1)	Verizon Communications Inc.
May 12, 2015	AOL Inc.	Verizon Communications Inc.
October 22, 2012	Ancestry.com Inc.	Permira Advisers LLC

(1)
Represents the sale of the operating business of Yahoo! Inc.

For each of the transactions listed above, Qatalyst Partners reviewed, among other things, the implied fully-diluted enterprise value of the target company as a multiple of analyst estimates of the last-twelve-months Adjusted EBITDA Excluding Capitalized Expenses of the target company, which we refer to as the “LTM Adjusted EBITDA Excluding Capitalized Expenses Multiple,” and the implied fully-diluted enterprise value of the target company as a multiple of analyst estimates of the next-twelve-months Adjusted EBITDA Excluding Capitalized Expenses of the target company, which we refer to as the “NTM Adjusted EBITDA Excluding Capitalized Expenses Multiple,” as reflected in certain publicly available financial statements, research analyst reports and press releases.
Based on the analysis of the LTM Adjusted EBITDA Excluding Capitalized Expenses Multiples for the transactions noted above, Qatalyst Partners applied an LTM Adjusted EBITDA Excluding Capitalized Expenses Multiple range of 7.0x to 11.0x to Everyday Health’s estimated last-twelve-months Adjusted EBITDA Excluding Capitalized Expenses based on Analyst Projections and calculated for the 12 month period ending on June 30, 2016.
This analysis implied a range of values for the shares of Common Stock of approximately $3.06 to $6.23.
Based on the analysis of the NTM Adjusted EBITDA Excluding Capitalized Expenses Multiples for the transactions noted above, Qatalyst Partners applied an NTM Adjusted EBITDA Excluding Capitalized Expenses Multiple range of 7.5x to 10.0x to Everyday Health’s estimated next-twelve-months Adjusted EBITDA Excluding Capitalized Expenses based on Analyst Projections and calculated for the 12 month period ending on June 30, 2017.
This analysis implied a range of values for the shares of Common Stock of approximately $4.95 to $7.39.
No company or transaction utilized in the selected transactions analysis is identical to Everyday Health or the Offer and the Merger. In evaluating the selected transactions, Qatalyst Partners made judgments and assumptions with regard to general business, market and financial conditions and other matters, many of which are beyond the control of Everyday Health, such as (1) the impact of competition on the business of Everyday Health or the industry generally; (2) industry growth; and (3) the absence of any material adverse change in the financial condition of Everyday Health or the industry or in the financial markets in general, which could affect the public trading value of the companies and the aggregate value of the transactions to which they are being compared. Because of the unique circumstances of each of these transactions and the Offer and the Merger, Qatalyst Partners cautions against placing undue reliance on this information.
Miscellaneous
In connection with the review of the Offer and the Merger by the Everyday Health Board, Qatalyst Partners performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily amenable to a partial analysis or summary description. In arriving at its opinion, Qatalyst Partners considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor that it considered. Qatalyst Partners believes that selecting any portion of its analyses, without considering all analyses as a whole, could create a misleading or incomplete view of the process underlying its analyses and opinion. In addition, Qatalyst Partners may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Qatalyst Partners’ view of the actual value of Everyday Health. In performing its analyses, Qatalyst Partners made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Everyday Health. Any estimates contained in Qatalyst Partners’ analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.
Qatalyst Partners conducted the analyses described above solely as part of its analysis of the fairness, from a financial point of view, of the Merger Consideration to be received by the Holders pursuant to the Merger Agreement and in connection with the delivery of its opinion to the Everyday Health Board. These analyses do not purport to be appraisals or to reflect the price at which the shares of Common Stock might actually trade.

Qatalyst Partners’ opinion and its presentation to the Everyday Health Board was one of many factors considered by the Everyday Health Board in deciding to approve the Merger Agreement. Consequently, the analyses as described above should not be viewed as determinative of the opinion of the Everyday Health Board with respect to the Merger Consideration to be received by the Holders pursuant to the Merger Agreement or of whether the Everyday Health Board would have been willing to agree to a different consideration. The Merger Consideration was determined through arm’s-length negotiations between Everyday Health and Parent and was approved by the Everyday Health Board. Qatalyst Partners provided advice to Everyday Health during these negotiations. Qatalyst Partners did not, however, recommend any specific consideration to Everyday Health or that any specific consideration constituted the only appropriate consideration for the Offer and the Merger.
Qatalyst Partners provides investment banking and other services to a wide range of entities and individuals, domestically and offshore, from which conflicting interests or duties may arise. In the ordinary course of these activities, affiliates of Qatalyst Partners may at any time hold long or short positions, and may trade or otherwise effect transactions in debt or equity securities or loans of Everyday Health, j2, Parent and Purchaser or certain of their respective affiliates. During the two year period prior to the date of Qatalyst Partners’ opinion, no material relationship existed between Qatalyst Partners and its affiliates and Everyday Health, j2, Parent, or Purchaser pursuant to which compensation was received by Qatalyst Partners or its affiliates. Qatalyst Partners and/or its affiliates may in the future provide investment banking and other financial services to Everyday Health, j2, Parent and Purchaser and their respective affiliates for which it or they would expect to receive compensation.
Under the terms of a letter agreement, dated April 11, 2015 (the “Engagement Letter”), Qatalyst Partners provided Everyday Health with financial advisory services in connection with a contemplated sale of Everyday Health, which includes the Offer and the Merger. Pursuant to the Engagement Letter, Everyday Health agreed to pay Qatalyst Partners a fee of approximately $9.0 million, $100,000 of which has been paid, $2.5 million of which became payable upon the delivery of Qatalyst Partners’ opinion (regardless of the conclusion reached in the opinion) and the remaining portion of which will become payable upon, and subject to, consummation of the Offer. In addition, Everyday Health agreed to reimburse Qatalyst Partners for its reasonable and documented out-of-pocket expenses, including reasonable fees and expenses of its legal counsel, and to indemnify Qatalyst Partners and its affiliates, their respective members, directors, officers, partners, agents and employees and any person controlling Qatalyst Partners or any of its affiliates from and against certain liabilities, including liabilities under federal securities law, in each case, relating to or arising out of the engagement and performance thereof.
(f)
Intent to Tender

To the knowledge of Everyday Health after making reasonable inquiry, all of Everyday Health’s executive officers and the directors who have entered into Tender Agreements currently intend to tender or cause to be tendered all Shares held of record or beneficially owned by such individuals pursuant to the Offer. The foregoing does not include a limited number of Shares that these individuals may gift to charities before the closing of the Merger (as permitted under the Tender Agreements) or any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or Shares over which any such individual does not have dispositive authority. Further, certain executive officers and directors of Everyday Health may sell Shares currently held by them or issuable upon exercise of vested Stock Options or vesting of RSUs between the date of the filing of this Schedule 14D-9 and the Effective Time. In connection with the Offer, each of Messrs. Wolin, McCormick, Golden, Kornwasser and Mses. Evan, Potter and Wienbar has entered into a Tender Agreement with Parent and Purchaser. See Item 3. “Tender Agreements.”
Item 5.   Person/Assets Retained, Employed, Compensated or Used.
Under the terms of an Engagement Letter, Qatalyst Partners provided Everyday Health with financial advisory services in connection with a contemplated sale of Everyday Health, which includes the Offer and the Merger. See Item 4. “The Solicitation or Recommendation — Opinion of Financial Advisor — Miscellaneous” for additional information regarding the Engagement Letter, which is incorporated herein by reference.

Neither Everyday Health nor any person acting on its behalf has or currently intends to directly or indirectly employ, retain or compensate any person to make solicitations or recommendations to the stockholders of Everyday Health on its behalf with respect to the Offer.
The information set forth in Item 4. “The Solicitation or Recommendation” is incorporated herein by reference.
Item 6.   Interest in Securities of the Subject Company.
No transactions with respect to shares of our Common Stock have been effected by us or, to our knowledge after making reasonable inquiry, by any of our executive officers, directors or affiliates during the 60 days prior to the date of this Schedule 14D-9.
Item 7.   Purposes of the Transaction and Plans or Proposals.
(a)
Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto) or as incorporated in this Schedule 14D-9 by reference, no negotiations are being undertaken or are underway by us in response to the Offer which relate to a tender offer or other acquisition of our securities by Everyday Health, any subsidiary of Everyday Health or any other person.

(b)
Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto) or as incorporated in this Schedule 14D-9 by reference, no negotiations are being undertaken or are underway by us in response to the Offer which relate to, or would result in (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Everyday Health or any subsidiary of Everyday Health, (ii) any purchase, sale or transfer of a material amount of assets of Everyday Health or any subsidiary of Everyday Health, or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of Everyday Health.

(c)
We have agreed that from the date of the Merger Agreement to the Effective Time or the date, if any, on which the Merger Agreement is terminated, we will not, among other matters, solicit alternative acquisition offers. In addition, we have agreed to certain procedures that we must follow in the event Everyday Health receives an unsolicited acquisition proposal. The information set forth in Section 13, titled “The Merger Agreement; Other Agreements,” of the Offer to Purchase under the heading “— Merger Agreement — No Solicitation of Transactions” is incorporated herein by reference.

(d)
Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto) or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Everyday Health Board, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

Item 8.   Additional Information.
Golden Parachute Compensation
See Item 3. “Past Contacts, Transactions, Negotiations and Agreements — Golden Parachute Compensation.”
Conditions of the Offer
The information set forth in Section 14, titled “Conditions of the Offer,” of the Offer to Purchase is incorporated herein by reference.
Stockholder Approval Not Required
On October 21, 2016, the Everyday Health Board, based upon its review of the factors that it considered to be relevant, unanimously (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are fair and advisable to, and in the best interest of, Everyday Health and its stockholders, (ii) agreed that the Merger Agreement shall be subject to, and the Merger shall be effected under, Section 251(h) of the DGCL, (iii) approved the execution, delivery and performance by Everyday Health of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger and (iv) recommended that Everyday Health’s stockholders tender their Shares to Purchaser pursuant to the Offer.
If Purchaser acquires, pursuant to the Offer, Shares that, considered together with all other Shares (if any) beneficially owned by Parent and its affiliates (excluding any Shares tendered pursuant to guaranteed delivery procedures that have not yet been received), represent at least one Share more than 50% of the sum (without duplication) of  (x) the total number of Shares outstanding at the time of the expiration of the Offer plus (y) the aggregate number of Shares issuable to holders of Stock Options from which Everyday Health has received notices of exercise prior to the expiration of the Offer (and as to which Shares have not yet been issued to such exercising holders of Stock Options), to the extent that the foregoing Stock Options are outstanding immediately prior to the Offer Acceptance Time regardless of whether vested or otherwise exercisable at or immediately prior to the Offer Acceptance Time, plus (z), the aggregate number of Shares that will be issuable upon the deemed exercise of any Warrants pursuant to the Agreement, to the extent that the foregoing Warrants are outstanding immediately prior to the Offer Acceptance Time and exercisable at or immediately prior to the Offer Acceptance Time, Purchaser will be able to effect the Merger after consummation of the Offer pursuant to Section 251(h) of the DGCL, without a vote by Everyday Health’s stockholders.
State Takeover Laws
A number of states (including Delaware, where we are incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein.
In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.”
In accordance with the provisions of Section 203 of the DGCL, the Everyday Health Board has approved the Merger Agreement and the Transactions, as described in Item 4 above, for purposes of Section 203 of the DGCL.
Notice of Appraisal Rights
No appraisal rights are available in connection with the Offer. However, if the Offer is successful and the Merger is consummated, stockholders of Everyday Health who have not properly tendered their Shares in the Offer and have neither voted in favor of the Merger nor consented thereto in writing, and who otherwise comply with the applicable procedures under Section 262 of the DGCL, will be entitled to receive appraisal rights for the “fair value” of their Shares in accordance with Section 262 of the DGCL. Stockholders should be aware that the fair value of their Shares could be more than, the same as or less than the consideration to be received pursuant to the Merger and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, fair value under Section 262 of the DGCL. Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to perfect such rights.
The following is a summary of the procedures to be followed by stockholders that wish to exercise their appraisal rights under Section 262 of the DGCL, the full text of which is attached to this Schedule 14D-9 as Annex II. This summary does not purport to be a complete statement of, and is qualified in its entirety by reference to, Section 262 of the DGCL and to any amendments to such section adopted or otherwise made effective after the date of this Schedule 14D-9. Failure to follow any of the procedures of Section 262 of the DGCL may result in termination or waiver of appraisal rights under Section 262 of the DGCL. Stockholders should assume that Everyday Health will take no action to perfect any appraisal rights of any stockholder.
Any stockholder who desires to exercise his, her or its appraisal rights should review carefully Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights.
Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so should review the following discussion and Annex II carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.
If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:
•
prior to the consummation of the Offer, which is the first date on which Parent irrevocably accepts for purchase the Shares tendered pursuant to the Offer, deliver to Everyday Health at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform Everyday Health of the identity of the stockholder and that the stockholder is demanding appraisal;

•
not tender such stockholder’s Shares in the Offer; and

•
continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

Written Demand by the Record Holder
All written demands for appraisal should be addressed to Everyday Health, Inc., Attention: Alan Shapiro, Executive Vice President and General Counsel, 345 Hudson Street, 16th Floor, New York, NY 10014. The demand for appraisal must be executed by or for the stockholder of record, fully and correctly, as such stockholder’s name appears on the stockholder’s certificates (whether in book entry or on physical certificates) evidencing such stockholder’s Shares. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, the demand should be made in that capacity, and if the Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be made by or for all owners of record. An authorized agent, including one or more joint owners, may execute the demand for appraisal for a stockholder of record; however, such agent must identify the record owner or owners and expressly disclose in such demand that the agent is acting as agent for the record owner or owners of such Shares.
A record stockholder, such as a broker who holds Shares as a nominee for beneficial owners, some or all of whom desire to demand appraisal, must exercise rights on behalf of such beneficial owners with respect to the Shares held for such beneficial owners. In such case, the written demand for appraisal must set forth the number of shares covered by such demand. Unless a demand for appraisal specifies a number of Shares, such demand will be presumed to cover all Shares held in the name of such record owner.
Filing a Petition for Appraisal.
Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition (a “Petition”) in the Delaware Court of Chancery (the “Delaware Court”) demanding a determination of the fair value of the Shares held by all holders who did not tender in the Offer and demanded appraisal. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. Everyday Health is under no obligation to and has no present intention to file a petition and holders should not assume that Everyday Health will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.
Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in this paragraph.
Upon the filing of such petition by any such holder of Shares (a “Dissenting Stockholder”), service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of a Petition by a Dissenting Stockholder, the Delaware Court may order a hearing and that notice of the time and place fixed for the hearing on the Petition be mailed to the Surviving Corporation and all the Dissenting Stockholders. Notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication deemed advisable by the Delaware Court. The costs relating to these notices will be borne by the Surviving Corporation.
If a hearing on the Petition is held, the Delaware Court is empowered to determine which Dissenting Stockholders have complied with the provisions of Section 262 of the DGCL and are entitled to an appraisal of their Shares. The Delaware Court may require that Dissenting Stockholders submit their Share certificates for notation thereon of the pendency of the appraisal proceedings. The Delaware Court is empowered to dismiss the proceedings as to any Dissenting Stockholder who does not comply with such requirement. Accordingly, Dissenting Stockholders are cautioned to retain their Share certificates pending resolution of the appraisal proceedings.
The Shares will be appraised by the Delaware Court at the fair value thereof as of the Effective Time exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each holder of Shares entitled to appraisal an amount in cash, in which case interest shall accrue thereafter only upon the sum of  (a) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Delaware Court and (b) interest theretofore accrued, unless paid at that time. Unless the Delaware Court in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. In determining the value, the court is to take into account all relevant factors. The Delaware Court must dismiss the proceedings as to all holders of Shares who are otherwise entitled to appraisal rights unless (i) the total number of Shares entitled to appraisal exceeds 1% of the outstanding Shares or (ii) the value of the consideration provided in the Merger for such total number of Shares exceeds $1 million.
The Delaware Court may also (i) assess costs of the proceeding among the parties as the Delaware Court deems equitable and (ii) order all or a portion of the expenses incurred by any Dissenting Stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. Determinations by the Delaware Court are subject to appellate review by the Delaware Supreme Court.
Dissenting Stockholders are generally permitted to participate in the appraisal proceedings. No appraisal proceedings in the Delaware Court shall be dismissed as to any Dissenting Stockholder without the approval of the Delaware Court, and this approval may be conditioned upon terms which the Delaware Court deems just. From and after the Effective Time, Dissenting Stockholders will not be entitled to vote their Shares for any purpose and will not be entitled to receive payment of dividends or other distributions in respect of such Shares payable to stockholders of record thereafter.
Stockholders considering whether to seek appraisal should bear in mind that the fair value of their Shares determined under Section 262 of the DGCL could be more than, the same as, or less than the value of consideration to be issued and paid in the Merger as set forth in the Merger Agreement. Also, the Surviving Corporation may assert in any appraisal proceeding that, for purposes thereof, the “fair value” of the Shares is less than the value of the consideration to be issued and paid in the Merger as set forth in the Merger Agreement.
The process of dissenting and exercising appraisal rights requires strict compliance with technical prerequisites. Stockholders wishing to dissent should consult with their own legal counsel in connection with compliance with Section 262 of the DGCL.
Any stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote his or her Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time.
If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration. A stockholder will fail to perfect, or effectively lose, the stockholder’s right to appraisal if no petition for appraisal is filed within 120 days after the Effective Time. In addition, as indicated above, a stockholder may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the Merger Consideration.
This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL and the Offer.
STOCKHOLDERS WHO SELL SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.
Legal Proceedings
There are currently no legal proceedings relating to the Offer or the Merger.
Antitrust Compliance
Under the HSR Act, and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain transactions may not be consummated until required information and documentary material has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the applicable waiting period requirements have been satisfied. These requirements apply to Purchaser’s acquisition of the Shares in the Offer and the Merger.
Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15 calendar day waiting period which begins when Parent files a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division, unless such waiting period is earlier terminated by the FTC and the Antitrust Division. Everyday Health also must file a Premerger Notification and Report Form, which was filed on October 27, 2016. If the end of the 15 calendar day waiting period is set to fall on a federal holiday or weekend day, the waiting period is automatically extended until 11:59

P.M., New York City time, the next business day. A Premerger Notification and Report Form under the HSR Act was filed on October 27, 2016 by Parent with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger. Accordingly, Parent’s filing triggered the required waiting period with respect to the Offer, which will expire at 11:59 P.M., New York City time, on November 14, 2016, unless earlier terminated by the FTC and the Antitrust Division, or Parent receives a request for additional information or documentary material prior to that time. With the written consent of Everyday Health, Parent may elect to withdraw and re-file the Premerger Notification and Report Form, which would result in the initiation of a new 15 calendar day waiting period. If prior to the expiration or termination of the waiting period either the FTC or the Antitrust Division issues a request for additional information or documentary material from Parent, the waiting period with respect to the Offer would be extended until the 10th calendar day following the date of Parent’s substantial compliance with that request. After that time, absent Parent’s and Everyday Health’s agreement, the acquisition can be blocked only by court order. The FTC or the Antitrust Division may terminate the applicable waiting period at any time before its expiration.
Parent and Everyday Health and certain of their subsidiaries conduct business in several countries outside of the United States. After execution of the Merger Agreement, Parent and Everyday Health determined that no foreign antitrust filings would be required in connection with the Merger.
Cautionary Note Regarding Forward-Looking Statements
This Schedule 14D-9 may contain forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. Forward-looking statements include, without limitation, statements regarding prospective performance and opportunities and the outlook of our business, performance and opportunities, the anticipated timing of filings and approvals relating to the Transactions; the expected timing of the completion of the Transactions; the ability to complete the Transactions considering the various closing conditions; and any assumptions underlying any of the foregoing. The actual results of the Transactions could vary materially as a result of a number of factors, including: uncertainties as to the timing of the Offer and the Merger; uncertainties as to how many of our stockholders will tender their Shares in the Offer; the possibility that competing offers will be made; the possibility that various closing conditions for the Transactions may not be satisfied or waived; the possibility that the Transactions may not be timely completed, if at all; and that, prior to the completion of the Transactions, if at all, our business may experience significant disruptions due to Transactions-related uncertainty. Other factors that may cause actual results to differ materially include those set forth in the reports that we file from time to time with the SEC, including our annual report on Form 10-K for the fiscal year ended December 31, 2015 and quarterly and current reports on Form 10-Q and 8-K, as well as the Tender Offer Statement on Schedule TO and other tender offer documents filed by Purchaser and Parent. All of these materials related to the Transactions (and all other transaction documents filed with the SEC) will be available at no charge from the SEC through its website at www.sec.gov. Investors may also obtain free copies of the documents filed by Everyday Health with the SEC by contacting Investor Relations at 345 Hudson Street, 16th Floor, New York, NY 10014, Phone: 646.728.9500 or at http://corporate.everydayhealth.com/investors-relations/. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

Item 9.    Exhibits.
Exhibit No.	Description
(a)(1)	Offer to Purchase, dated November 2, 2016 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of j2 Global, Inc., Ziff Davis, LLC and Project Echo Acquisition Corp., filed with the SEC on November 2, 2016 (the “Schedule TO”)).
(a)(2)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).
(a)(3)	Press Release issued by Everyday Health, Inc., dated October 21, 2016 (incorporated by reference to Everyday Health, Inc.’s Form 8-K (No. 001-36371) filed with the SEC on October 21, 2016).
(a)(4)	Letter to Everyday Health employees, first sent on October 21, 2016 (incorporated by reference to Everyday Health, Inc.’s Schedule 14D-9C (No. 005-88533) filed with the SEC on October 21, 2016).
(a)(5)	Employee FAQs, first used on October 21, 2016 (incorporated by reference to Everyday Health, Inc.’s Schedule 14D-9C (No. 005-88533) filed with the SEC on October 21, 2016).
(a)(6)	Press Release issued by j2 Global, Inc., dated October 21, 2016 (incorporated by reference to j2 Global, Inc.’s Form 8-K (No. 001-36371) filed with the SEC on October 21, 2016).
(a)(7)	Summary Advertisement as published in The New York Times on November 2, 2016 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).
(a)(8)	Opinion of Qatalyst Partners LP, dated October 21, 2016 (included as Annex I to this Schedule 14D-9).
(e)(1)	Agreement and Plan of Merger, dated October 21, 2016, among Everyday Health, Inc., Ziff Davis LLC, Project Echo Acquisition Corp. and, solely with respect to Section 9.11, j2 Global, Inc. (incorporated by reference to Exhibit 2.1 to Everyday Health, Inc.’s Current Report on Form 8-K (No. 001-36371) filed with the SEC on October 21, 2016).
(e)(2)	Confidentiality Agreement, by and between Everyday Health, Inc. and Ziff Davis LLC, dated June 2, 2016 (incorporated by reference to Exhibit (d)(3) to the Schedule TO).
(e)(3)	Form of Indemnification Agreement between Everyday Health, Inc. and each of its directors (incorporated by reference to Everyday Health, Inc.’s Registration Statement on Form S-1 (No. 333-194097) filed February 24, 2014).
(e)(4)	Form of Tender Agreement between Everyday Health, Inc. and each Committed Stockholder (incorporated by reference to Exhibit (d)(2) to the Schedule TO).
(e)(5)	2003 Stock Option Plan, as amended, and related documents (incorporated by reference to Everyday Health, Inc.’s Registration Statement on Form S-1 (No. 333-194097) filed February 24, 2014).
(e)(6)	Amendment to 2003 Stock Option Plan, dated March 22, 2013 (incorporated by reference to Everyday Health, Inc.’s Registration Statement on Form S-1 (No. 333-194097) filed February 24, 2014).
(e)(7)	Amendment to 2003 Stock Option Plan, dated March 12, 2014 (incorporated by reference to Everyday Health, Inc.’s Registration Statement on Form S-1 (No. 333-194097) filed February 24, 2014).
(e)(8)	2014 Equity Incentive Plan and related documents (incorporated by reference to Everyday Health, Inc.’s Registration Statement on Form S-1 (No. 333-194097) filed February 24, 2014).

Exhibit No.	Description
(e)(9)	Everyday Health, Inc. 2014 Employee Stock Purchase Plan (incorporated by reference to Everyday Health, Inc.’s Registration Statement on Form S-1 (No. 333-194097) filed February 24, 2014).
(e)(10)	Employment Agreement, dated November 22, 2010, between Everyday Health, Inc. and Benjamin Wolin (incorporated by reference to Everyday Health, Inc.’s Registration Statement on Form S-1 (No. 333-194097) filed February 24, 2014).
(e)(11)	Employment Agreement, dated November 22, 2010, between Everyday Health, Inc. and Brian Cooper (incorporated by reference to Everyday Health, Inc.’s Registration Statement on Form S-1 (No. 333-194097) filed February 24, 2014).
(e)(12)	Offer Letter, dated October 18, 2007, between Everyday Health, Inc. and Alan Shapiro (incorporated by reference to Everyday Health, Inc.’s Registration Statement on Form S-1 (No. 333-194097) filed February 24, 2014).
(e)(13)	Letter Agreement, dated January 18, 2015, between Everyday Health, Inc. and Michael du Toit (incorporated by reference to Everyday Health, Inc.’s Quarterly Report on Form 10-Q (No. 001-36371) filed May 12, 2015).
(e)(14)	Offer Letter, dated July 30, 2014, between Everyday Health, Inc. and Miki Kapoor (incorporated by reference to Everyday Health, Inc.’s Annual Report on Form 10-K (No. 001-36371) filed February 24, 2014).

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
EVERYDAY HEALTH, INC.
By: /s/ Alan Shapiro

Name:  Alan Shapiro
Title:    Executive Vice President and General Counsel
Dated: November 2, 2016
Annex I — Opinion, dated October 21, 2016, of Qatalyst Partners LP to the Board of Directors of Everyday Health, Inc.
Annex II — Section 262 of the Delaware General Corporation Law

ANNEX I
October 21, 2016
Board of Directors Everyday Health, Inc.
345 Hudson Street, 16th Floor
New York, NY 10014
Members of the Board:
We understand that Everyday Health, Inc., a Delaware corporation (the “Company”), Ziff Davis, LLC, a Delaware limited liability company (“Parent”), Project Echo Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”) and, solely with respect to Section 9.11, j2 Global, Inc., a Delaware corporation (“Guarantor”), have entered into an Agreement and Plan of Merger, dated as of October 21, 2016 (the “Merger Agreement”), pursuant to which, among other things, Purchaser will make a tender offer (the “Offer”) to purchase any and all of the issued and outstanding shares of common stock, par value $0.01 per share, of the Company (“Company Common Stock”) at a price per share of $10.50 in cash, without interest (the “Offer Consideration”), and, after acquiring shares of Company Common Stock pursuant to the Offer, will be merged with and into the Company (the “Merger,” and, together with the Offer, the “Transaction”). At the effective time of the Merger, the Company will continue as the surviving corporation, and each outstanding share of Company Common Stock, other than any Company Owned Shares (as defined in the Merger Agreement) or any Dissenting Shares (as defined in the Merger Agreement), will be converted into the right to receive the Offer Consideration. The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.
You have asked for our opinion as to whether the Offer Consideration to be received by the holders of shares of Company Common Stock (other than Parent, Purchaser or any of their respective affiliates) (the “Holders”), pursuant to the Merger Agreement is fair, from a financial point of view, to such Holders.
For purposes of the opinion set forth herein, we have reviewed the Merger Agreement, certain related documents and certain publicly available financial statements and other business and financial information of the Company. We have also reviewed certain forward-looking information relating to the Company prepared by the management of the Company on which you have instructed us to rely, including financial projections and operating data prepared by the management of the Company (the “Company Projections”). Additionally, we discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company. We also reviewed the historical market prices and trading activity for Company Common Stock and compared the financial performance of the Company and the prices and trading activity of Company Common Stock with that of certain other selected publicly-traded companies and their securities. In addition, we reviewed the financial terms, to the extent publicly available, of selected acquisition transactions and performed such other analyses, reviewed such other information and considered such other factors as we have deemed appropriate.
In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to, or discussed with, us by the Company. With respect to the Company Projections we have been advised by the management of the Company, and have assumed, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company of the future financial performance of the Company and other matters covered thereby. We have assumed that the Transaction will be consummated in accordance with the terms set forth in the Merger Agreement, without any modification, waiver or delay. In addition, we have assumed that in connection with the receipt of all the necessary approvals of the proposed Transaction, no delays, limitations, conditions or restrictions will be imposed that could have an adverse effect on the Company or the contemplated benefits expected to be derived in the proposed Transaction. We have not made any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company,
I-1

nor have we been furnished with any such evaluation or appraisal. In addition, we have relied, without independent verification, upon the assessment of the management of the Company as to the existing and future technology and products of the Company and the risks associated with such technology and products.
We have acted as financial advisor to the Board of Directors of the Company in connection with this Transaction and will receive a fee for our services payable upon rendering of this opinion. We will also receive an additional, larger fee if the Offer is consummated. In addition, the Company has agreed to reimburse our expenses and indemnify us for certain liabilities arising out of our engagement. During the two year period prior to the date hereof, no material relationship existed between Qatalyst and its affiliates and the Company, Guarantor, Parent, or Purchaser pursuant to which compensation was received by Qatalyst or its affiliates; however Qatalyst and/or its affiliates may in the future provide investment banking and other financial services to the Company, Guarantor, Parent and Purchaser and their respective affiliates for which we or they would expect to receive compensation.
Qatalyst provides investment banking and other services to a wide range of corporations and individuals, domestically and offshore, from which conflicting interests or duties may arise. In the ordinary course of these activities, affiliates of Qatalyst may at any time hold long or short positions, and may trade or otherwise effect transactions in debt or equity securities or loans of the Company, Guarantor, Parent and Purchaser or certain of their respective affiliates.
This opinion has been approved by our opinion committee in accordance with our customary practice. This opinion is for the information of the Board of Directors of the Company and may not be used for any other purpose without our prior written consent. This opinion does not constitute a recommendation as to whether any holder of shares of Company Common Stock should tender its shares of Company Common Stock pursuant to the Offer or any other matter and does not in any manner address the prices at which Company Common Stock will trade at any time.
Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion. Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company. Our opinion is limited to the fairness, from a financial point of view, of the consideration to be received by the Holders pursuant to the Merger Agreement and we express no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to such consideration.
Based on and subject to the foregoing, we are of the opinion on the date hereof that the Offer Consideration to be received by the Holders pursuant to the Merger Agreement is fair, from a financial point of view, to such Holders.
Yours faithfully,
/s/ Qatalyst Partners LP
QATALYST PARTNERS LP
I-2

ANNEX II
SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW RIGHTS OF APPRAISAL
§ 262. Appraisal rights
(a)
Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b)
Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1)
Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2)
Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.
Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.
Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.
Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d.
Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3)
In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4)
In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation”, and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation”.

(c)
Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e) and (g) of this section, shall apply as nearly as is practicable.

(d)
Appraisal rights shall be perfected as follows:

(1)
If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2)
If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of  § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.
(e)
Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f)
Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g)
At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h)
After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of  (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i)
The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j)
The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k)
From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.
(l)
The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.